UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a – 16 OR 15d – 16 UNDER THE

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2015

Commission File No. 0-53646

Eagleford Energy Corp.

(Translation of Registrant’s name into English) 1 King Street West, Suite 1505 Toronto, Ontario, Canada M5H 1A1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F ☒                 Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                 No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                 No ☒

TABLE OF CONTENTS

1. Eagleford Energy Corp. Managements’ Discussion and Analysis of Financial Condition and Operating Results for the year ended August 31, 2015 as filed on SEDAR on December 24, 2015.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: December 29, 2015	EAGLEFORD ENERGY CORP.

	By:	/s/ James Cassina
Name: James Cassina
Title: President

Item 1

(Formerly: Eagleford Energy Inc.)

Management’s Discussion and Analysis

For the year ended

August 31, 2015

1 King Street West, Suite 1505, Toronto, ON, Canada Telephone: 416 364 4039, Facsimile: 416 364-8244

OVERVIEW

Eagleford Energy Corp. (“Eagleford” or the “Company”) is amalgamated under the laws of the Province of Ontario. The Company's business focus consists of acquiring, exploring and developing oil and gas interests. The recoverability of the amount shown for these properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete exploration and development, and future profitable production or proceeds from disposition of such property. The Company’s oil and gas interests are located in Alberta, Canada and Zavala County, Texas. In addition the Company holds a 0.3% net smelter return royalty on 8 mining claim blocks located in Red Lake, Ontario which is carried on the consolidated balance sheets at $Nil. The Company filed Articles of Amendment effective August 25, 2014 consolidating its common shares on the basis of one (1) common share for every ten (10) common shares and changed its name to Eagleford Energy Corp. The address of the registered office is 1 King Street West, Suite 1505, Toronto, Ontario, M5H 1A1. Eagleford’s common shares trade on the Over-the-Counter Bulletin Board (OTCQB) under the symbol EGFDF.

The Company’s Consolidated Financial Statements for the year ended August 31, 2015 and 2014 include the accounts of Eagleford, the legal parent, together with its wholly-owned subsidiaries, 1354166 Alberta Ltd. an Alberta operating company (“1354166 Alberta”) and Eagleford Energy, Zavala Inc. a Nevada company (“Zavala Inc.”) and Zavala Inc.’s wholly owned subsidiary EEZ Operating Inc. a Texas company (“EEZ Operating”) incorporated May 12, 2015 until the date of disposition of Zavala Inc., on August 31, 2015. Accordingly Zavala Inc., has been deconsolidated and presented as discontinued operations on the Consolidated Statements of Operations and Comprehensive Loss and the Consolidated Statements of Cash Flows. All Intercompany balances and transactions have been eliminated on consolidation. On March 6, 2014, the Company filed a Certificate of Termination of a Domestic Entity with the Secretary of State, Texas for its wholly-owned subsidiary Dyami Energy and Dyami Energy was dissolved effective April 3, 2014. The Company’s investment in Dyami Energy has been deconsolidated from the Company’s Consolidated Financial Statements as at the effective date, and presented on the Consolidated Statements of Operations and Comprehensive Loss and the Consolidated Statements of Cash Flows as an impairment of the net assets and liabilities on dissolution of subsidiary (see Note 16 b to the Consolidated Financial Statements, Discontinued Operations and Dissolution of Subsidiary).

Our Canadian public filings can be accessed and viewed via the System for Electronic Data Analysis and Retrieval (“SEDAR”) at www.sedar.com. Readers can also access and view our Canadian public insider trading reports via the System for Electronic Disclosure by Insiders at www.sedi.ca. Our U.S. public filings are available at the public reference room of the U.S. Securities and Exchange Commission (“SEC”) located at 100 F Street, N.E., Room 1580, Washington, DC 20549 and at the website maintained by the SEC at www.sec.gov.

The following Management’s Discussion and Analysis of Eagleford should be read in conjunction with the Company’s Audited Consolidated Financial Statements for the year ended August 31, 2015 and notes thereto. The Company’s Audited Consolidated Financial Statements for the year ended August 31, 2015 and 2014 have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). All amounts herein are presented in Canadian dollars, unless otherwise noted. This Management’s Discussion and Analysis is dated December 23, 2015 and has been approved by the Board of Directors of the Company.

FORWARD LOOKING STATEMENTS

This Management’s Discussion and Analysis contains certain forward-looking statements, including management’s assessment of future plans and operations, and capital expenditures and the timing thereof, that involve substantial known and unknown risks and uncertainties, certain of which are beyond the Company’s control. Such risks and uncertainties include, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources, the impact of general economic conditions in Canada, the United States and overseas, industry conditions, changes in laws and regulations (including the adoption of new environmental laws and regulations) and changes in how they are interpreted and enforced, increased competition, the lack of availability of qualified personnel or management, fluctuations in foreign exchange or interest rates, stock market volatility and market valuations of companies with respect to announced transactions and the final valuations thereof, and obtaining required approvals of regulatory authorities. The Company’s actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceeds, that the Company will derive there from. Readers are cautioned that the foregoing list of factors is not exhaustive. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. Furthermore, the forward-looking statements contained in this Management Discussion and Analysis are made as at the date of this Management Discussion and Analysis and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

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Non-IFRS Measurements – Certain measures in this Management’s Discussion and Analysis do not have any standardized meaning as prescribed by IFRS including "Operating net back" are considered Non-IFRS measures. Therefore, these measures may not be comparable to similar measures presented by other issuers. These measures are common with the oil and gas industry and have been described and presented in this Management’s Discussion and Analysis in order to provide shareholders and potential investors with additional information regarding the company's liquidity and its ability to generate funds to finance its operations. These terms are commonly used in the oil and gas industry and are therefore presented here to provide balances comparable to other oil and gas production companies.

GLOSSARY OF ABBREVIATIONS

Bbl	barrel
Bbl/d	barrels per day
Boe	barrels of oil equivalent (1)
Boe/d	barrels of oil equivalent per day
Mcf	1,000 cubic feet of natural gas
Mcf/d	1,000 cubic feet of natural gas per day

(1)     Boe conversion ratio of 6 Mcf: 1Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Disclosure provided herein in respect of Boes may be misleading, particularly if used in isolation.

The following table sets forth certain standard conversions between Standard Imperial Units and the International System of units (or metric units).

To Convert From	To	Multiply By

Mcf	Cubic metres	28.174
Cubic metres	Cubic feet	35.494
Bbls	Cubic metres	0.159
Cubic metres	Bbls	6.292
Feet	Metres	0.305
Metres	Feet	3.281
Miles	Kilometers	1.609
Kilometers	Miles	0.621
Acres (Alberta)	Hectares	0.405
Hectares (Alberta)	Acres	2.471

OVERALL PERFORMANCE

For the year ended August 31, 2015, revenue, net of royalties was down $11,969 to $53,055 compared to $65,024 for the year ended August 31, 2014. The decrease in net revenue for the year ended August 31, 2015, was a result of lower prices received for natural gas from the Company’s Botha, Alberta property. Net income from continuing operations for the year ended August 31, 2015 was $2,067,443 compared to a net loss from continuing operations of $6,114,977 for the year ended August 31, 2014. The increase in net income for fiscal 2015 was attributed to a gain on derivative liabilities of $2,653,591 compared to a loss of $2,735,476 for fiscal 2014, a gain on disposition of subsidiary of $615,881 compared to $Nil in 2014, and a gain on settlement of litigation of $120,125 versus $Nil for the same twelve month period ending August 30, 2014. During fiscal 2015, the Company’s general and administrative expenses were significantly lower by $314,418 to $89,007 compared to $403,425 for fiscal 2014. The lower general and administrative expenses for 2015 was primarily attributed to the forgiveness of management fees of $306,250 by the President. For the year ended August 31, 2015, the Company recorded a loss on settlement of debt of $Nil versus a loss on settlement of debt in the amount of $1,335,935 for the same period in 2014.

On December 3, 2013, (amended January 21, 2014) the Company entered into a Joint Development Agreement with Stratex Oil and Gas Holdings, Inc. (“Stratex”) (the “Stratex JDA”) to further develop the Matthews Lease. Under the terms JDA, Stratex earned a 66.67% working interest before payout (50% working interest after payout) in the Matthews #1H well and a 50% working interest in the 2,629 acre Matthews Lease.

On or about September 30, 2014, Stratex filed a petition against Zavala Inc. in the District Court of Zavala County, Texas seeking breach of contract and actual damages of US$152,293 for Zavala Inc.’s alleged non-payment of its proportionate share of minimum royalties due under the Matthews Lease. Zavala Inc. disputed the claim and effective March 31, 2015, the Company entered into a settlement with Stratex and Quadrant pursuant to which Stratex assigned all of its rights, title and interest in, to and under the Matthews Lease and the Stratex JDA, to the Company and Quadrant, and issued to the Company 1,333,333 common shares of Stratex as repayment of the disputed minimum royalty of US$152,293 and a further payment of US$25,000 is to be paid to the Company. EEZ Operating thereafter became the operator of the Matthews Lease

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On April 11, 2014, the Company entered into a further Joint Development Agreement (“JDA2”) with Stratex and Quadrant Resources LLC, (“Quadrant”) for the development of the San Miguel formation on the Matthews Lease.  Pursuant to the terms of the JDA2, upon satisfaction of certain conditions including the Phase 1 Work Program and the cash consideration described below, Quadrant could earn an undivided 66.67% before payout and a 50% working interest after payout to the base of the San Miguel formation of the Matthews Lease by i) drilling 3 new wells and reworking 5 wells at its sole cost and expense by June 30, 2015 (the “Phase I Work Program”); ii) deliver US$100,000 to the Company upon execution of the JDA2 (paid); and iii) deliver US$65,000 to the Company on each of July 8, 2014; October 6, 2014; January 5, 2015 and April 6, 2015. The Company recorded the cash payments and the payment of certain obligations under the Matthews Lease by Quadrant totaling $378,577 (US$303,712) as at August 31, 2015, as a reduction in exploration and evaluation assets. Under the terms of the JDA2 Quadrant was required to complete the Phase I Work Program and pay the Company cash consideration totaling US$360,000 by June 30, 2015, which it did not and accordingly the JDA2 expired without Quadrant earning any interest in the development area.

On July 2, 2015, the 2629 acre Matthews Lease transitioned into its production unit phase. A total of 340 acres were held as production units. Accordingly, the Company wrote down the lease to fair value of $1,212,996 and recorded an impairment of exploration and evaluation assets at August 31, 2015 of $4,490,045.

At August 31, 2014, the Company had a secured convertible promissory note payable with a face value of (US$1,216,175) (the “Note”). The Note had an interest rate of 10%. The Note was due on the earliest to occur of: (a) August 31, 2015; (b) the closing of any subsequent financing or series of financings by the Company that results in gross proceeds of an aggregate amount equal to or greater than US$4,400,000, excluding conversion of any existing debt into equity; (c) the date of a sale by the Company of all of the shares in the capital stock of Zavala Inc. held by the Company from time to time; (d) the closing of a merger, reorganization, take-over or other business combination which results in a change of control of the Company or Zavala Inc.; or (e) an event of default.

In accordance with the terms of the Note and the General Security Agreement (the “Loan Agreements”) between the Company and Benchmark Enterprises Inc., (“Benchmark”) the Company had granted and conveyed a first priority security interest in the Company and Zavala Inc.

At August 31, 2015, the Company was unable to pay the Note $1,608,149 US$1,216,175 plus interest of $154,179 (US$121,618), totaling $1,762,328 (US$1,337,793), which constituted an event of default pursuant to the terms of the Loan Agreements. Benchmark having made demand for payment of all amounts owed to it under the Note, gave notice to the Company that it intended to exercise its security on the Company’s assets.

In an effort to avoid further costs, the Company and Benchmark entered into a Settlement and Exercise of Security Agreement whereby effective August 31, 2015, the Company assigned and conveyed to Benchmark all of its rights, title and interest in and to Zavala Inc., and issued to Benchmark 10,000,000 shares of common stock of the Company. As a result of the extinguishment of the Note, the Company’s investment in Zavala Inc. has been deconsolidated from the Company’s Consolidated Financial Statements as at August 31, 2015 and presented as discontinued operations.

The Company anticipates further expenditures to be made on future opportunities evaluated by the Company. Any expenditure which exceeds available cash will be required to be funded by additional share capital or debt issued by the Company, or by other means. The Company’s long-term profitability will depend upon its ability to successfully implement its business plan.

The Company’s past primary source of liquidity and capital resources has been proceeds from the issuance of share capital, shareholders’ loans and cash flow from oil and gas operations.

RISK AND UNCERTAINTIES

The Company is subject to several risk factors including, but not limited to: the volatility of oil and natural gas prices; foreign exchange and currency risks; general risks related to foreign operations such as political, economic, regulatory and other uncertainties as they relate to both foreign investment policies and energy policies; governments exercising from time to time significant influence on the economy to control inflation; developing environmental regulations in foreign jurisdictions; discovery of new oil and natural gas reserves; concentration of oil sales receipts with a few major customers; substantial capital expenditures for the acquisition, exploration, development and production of oil and natural gas reserves in the long-term for which additional financings will required to implement Eagleford’s business plan.

As the Company has not experienced sufficient positive cash flow from operations to independently finance its growth and operations, it has been reliant on access to capital in the form of both debt and equity to fund on-going operations and to fund capital investments. Although periodic volatility of financial and capital markets may severely limit access to capital, the Company has been able to attract the required investment capital in the past however no assurances can be made that it will continue to do so in the future.

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Some of the Company’s exploration and development costs are expected to be received/paid in reference to US$ denominated prices while a significant portion of its operating and general and administrative costs are denominated in Canadian dollars. As a result the Company is exposed to fluctuations in currency exchange rates between the US dollar and Canadian dollar. The Company has not entered into any currency derivatives in order to reduce its exposure to fluctuations that may incur.

Fluctuations in energy prices will not only impact revenues of the Company but may also affect the ability of the Company to raise additional capital to fund operations and working capital requirements. Crude oil prices are correlated with overall global economic growth and activity. The continuing volatility in the global economic environment has resulted in significant variation in crude oil prices over the last year. Any dramatic drop in crude oil prices will have a negative impact on the operational cash flows of the Company as well as on its ability to finance capital expenditures. In absence of externally-sourced capital, this could limit growth prospects over the short run or may even require the Company to dispose of assets.

The Company cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on the Company’s forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. The Company also cautions readers not to place undue reliance on these forward-looking statements. Moreover, the forward-looking statements may not be suitable for establishing strategic priorities and objectives, future strategies or actions, financial objectives and projections other than those mentioned above. (For additional risk factors, please see the Company’s Annual Information Form filed on Form 20F).

FINANCIAL INSTRUMENTS AND CONCENTRATION OF RISKS

The Company has classified its financial instruments as follows:

Financial Instrument	Category	Measurement method
Cash	Fair value through profit or loss	Fair value
Marketable securities	Available-for-sale	Fair value
Derivative liabilities	Fair value through profit or loss	Fair value
Trade and other receivables	Loans and receivables	Amortized cost
Trade and other payables	Other financial liabilities	Amortized cost
Provisions	Other financial liabilities	Amortized cost
Secured note payable, shareholders’ loans and loans payable	Other financial liabilities	Amortized cost

The types of risk exposure and the ways in which such exposures are managed are as follows:

Credit Risk

Credit risk is primarily related to the Company’s receivables from joint venture partners and the risk of financial loss if a partner or counterparty to a financial instrument fails to meet its contractual obligations. Receivables from joint venture partners are normally collected within one to three months of the joint venture bill being issued to the partner. The Company historically has not experienced any collection issues with its joint venture partners to date. The Company attempts to mitigate the risk from joint venture receivables by obtaining partner approval of significant capital expenditures prior to expenditure. The Company establishes an allowance for doubtful accounts as determined by management based on their assessed collectability; therefore, the carrying amount of trade and other receivables generally represents the maximum credit exposure. The Company believes that its counterparties currently have the financial capacity to settle outstanding obligations in the normal course of business.

Concentration risks exist in cash because significant balances are maintained with one financial institution. The risk is mitigated because the financial institution is an international bank.

The Company’s maximum exposure to credit risk is as follows:

	August 31, 2015	August 31, 2014
Cash	$32,192	$103,215
Trade and other receivables	51,323	157,121
Balance	$83,515	$260,336

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Liquidity Risk

The Company monitors its liquidity position regularly to assess whether it has the funds necessary to fulfill planned exploration commitments on its oil and gas properties or that viable options are available to fund such commitments from new equity issuances or alternative sources such as farm-out agreements. However, as an exploration company at an early stage of development and without significant internally generated cash flow, there are inherent liquidity risks, including the possibility that additional financing may not be available to the Company, or that actual exploration expenditures may exceed those planned. The current uncertainty in global markets have had an impact on the Company’s ability to access capital or other viable options on terms that are acceptable to the Company.

The following table illustrates the contractual maturities of financial liabilities:

August 31, 2015	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Trade and others payables	$1,630,809	$1,630,809	-	-	-
Shareholders’ loans (1)	339,588	339,588	-	-	-
Loans payable (1)	1,063,105	1,063,105	-	-	-
Total	$3,033,502	$3,033,502	-	-	-
(1)	Translated at current exchange rate.

August 31, 2014	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Trade and others payables	$1,483,775	$1,483,775	-	-	-
Shareholders’ loans (1)	981,834	981,834	-	-	-
Total	$2,465,609	$2,465,609	-	-	-
(2)	Translated at current exchange rate.

Market Risk

Market risk represents the risk of loss that may impact the Company’s financial position, results of operations, or cash flows due to adverse changes in financial market prices, including interest rate risk, foreign currency exchange rate risk, commodity price risk, and other relevant market or price risks. The Company does not use derivative financial instruments or derivative commodity instruments to mitigate this risk.

The oil and gas industry is exposed to a variety of risks including the uncertainty of finding and recovering economic reserves, the performance of hydrocarbon reservoirs, securing markets for production, commodity prices, interest rate fluctuations, potential damage to or malfunction of equipment and changes to income tax, royalty, environmental or other such factors.

Market events and conditions in recent years including oil and gas supply and demand, disruptions in the international credit markets and other financial systems and the deterioration of global economic conditions have caused significant volatility to commodity prices. These conditions contributed to a loss of confidence in the broader U.S. and global credit and financial markets and the oil and gas sector. Notwithstanding various actions by governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions contributed to further deteriorate the broader credit markets and stock market declines. These factors have negatively impacted company valuations and may impact the performance of the global economy going forward. Although economic conditions improved, the recovery has been slow in various sectors including in Europe and North America and has been impacted by various ongoing factors including sovereign debt levels and high levels of unemployment which continue to impact commodity prices and to result in volatility in the stock market.

The Company mitigates these risks by:

•	attempts to utilize competent, professional consultants as support to management,
•	reviewing available petrophyisical analysis of prospects,
•	focusing on a limited number of properties.

(i)	Commodity Price Risk

Commodity price risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in commodity prices. Commodity prices for petroleum and natural gas are impacted by world economic events that affect the levels of supply and demand.

The Company believes that movement in commodity prices that are reasonably possible over the next twelve month period may have a significant impact on the Company as all its oil properties are still in a development stage.

Commodity Price Sensitivity

The following table summarizes the sensitivity of the fair value of the Company’s risk management position for the year ended August 31, 2015 and 2014 to fluctuations in natural gas prices, with all other variables held constant. When assessing the potential impact of these price changes, the Company believes that 10 percent volatility is a reasonable measure. Fluctuations in natural gas prices potentially could have resulted in unrealized gains (losses) impacting net income as follows:

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	2015		2014
	Increase 10%	Decrease 10%	Increase 10%	Decrease 10%
Net revenue	$59,918	$46,192	$72,451	$57,597
Net income (loss)	$2,074,306	$2,060,580	$(6,107,550)	$(6,122,404)

(ii)	Currency Risk

The Company is exposed to the fluctuations in foreign exchange rates. The prices received by the Company for the production of natural gas and natural gas liquids are primarily determined in reference to United States dollars but are settled with the Company in Canadian dollars. The Company’s cash flow for commodity sales will therefore be impacted by fluctuations in foreign exchange rates.

The Company operates in Canada and a portion of its expenses are incurred in U.S. dollars. A significant change in the currency exchange rates between the Canadian dollar relative to US dollar could have an effect on the Company’s financial instruments. The Company does not hedge its foreign currency exposure.

The following assets and liabilities are denominated in US dollars at August 31, 2015 and 2014:

	August 31, 2015	August 31, 2014
Cash	22,166	$73,099
Trade and other receivables	24,154	74,091
Trade and other payables	(873,523)	(882,877)
Shareholders’ loans	(249,250)	(904,250)
Derivative liabilities	(212,668)	(4,899,511)
Loans payable	(776,000)	-
Prepaid expenses and deposits	-	27,478
Exploration and evaluation assets	-	4,638,600
Deferred revenue	-	(165,000)
Provisions	-	(32,948)
Net assets denominated in US$	$(2,065,121)	$(2,071,318)
Net asset CDN dollar equivalent at period end (1)	$(2,730,710)	$(2,249,038)

(1)	Translated at the exchange rate in effect at August 31, 2015 $1.3223 (August 31, 2014 $1.0858)

The following table shows the estimated sensitivity of the Company’s total comprehensive loss for the periods set out from a change in the U.S dollar exchange rate in which the Company has exposure with all other variables held constant.

	August 31, 2015		August 31, 2014
	Increase	Decrease	Increase	Decrease
Percentage change in US Dollar	In total comprehensive loss from a change in % in the US Exchange Rate ($)		In total comprehensive loss from a change in % in the US Exchange Rate ($)
5%	(180,541)	180,541	(122,100)	122,100
10%	(361,082)	361,082	(244,201)	244,201
15%	(541,623)	541,623	(366,301)	366,301
20%	(722,163)	722,163	(488,401)	488,401

(iii)	Interest Rate Risk

Interest rate risk refers to the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in market interest rates. The majority of the Company’s debt is short-term in nature with fixed rates. Based on management's knowledge and experience of the financial markets, the Company believes that the movements in interest rates that are reasonably possible over the next twelve month period will not have a significant impact on the Company.

(iv)	Fair Value of Financial Instruments

The Company’s financial instruments included on the consolidated statement of financial position as at August 31, 2015 and 2014 are comprised of cash, derivative liabilities, trade and other receivables, trade and other payables, loans payable, shareholders’ loans and provisions.

The Company classifies the fair value of financial instruments measured at fair value according to the following hierarchy based on the amount of observable inputs used to value the instrument.

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• Level 1 – Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

• Level 2 – Pricing inputs are other than quoted prices in active markets included in Level 1. Prices in Level 2 are either directly or indirectly observable as of the reporting date. Level 2 valuations are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace.

• Level 3 – Valuations in this level are those with inputs for the asset or liability that are not based on observable market data.

	August 31, 2015		August 31, 2014
Financial Instrument Classification	Carrying Value $	Fair Value $	Carrying Value $	Fair Value $
Fair value through profit or loss:
Cash	32,192	32,192	103,215	103,215
Derivative liabilities	281,210	281,210	5,325,407	5,325,407
Loans and receivables:
Trade and other receivables	51,323	51,323	157,121	157,121
Other financial liabilities:
Trade and other payables	1,630,809	1,630,809	1,483,775	1,483,775
Shareholders’ loans	339,588	339,588	981,834	981,834
Loans payable	1,063,105	1,063,105	-	-
Provisions (short and long term)	11,563	11,563	47,543	47,543

Cash and derivative liabilities are stated at fair value (Level 1 measurement). The carrying value of trade and other receivables, trade and other payables, loans payable, secured note payable and provisions approximate their fair value due to the short-term maturity of these financial instruments (Level 3 measurement). Shareholders’ loans are measured at the exchange amount.

Capital Management

The Company’s objectives when managing capital are to ensure the Company will have sufficient financial capacity, liquidity and flexibility to funds its operations, growth and ongoing exploration and development commitments on its oil and gas interests. The Company is dependent on funding these activities through debt and equity financings and joint venture arrangements. Due to long lead cycles of the Company’s exploration and development activities, the Company’s capital requirements currently exceed its operational cash flow generated. As such the Company is dependent upon future financings in order to maintain its flexibility and liquidity and may from time to time be required to issue equity, issue debt, adjust capital spending or obtain additional farm-in arrangements.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions, availability of capital and the risk characteristics of any underlying assets in order to meet current and upcoming obligations.

The board of directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management and favourable market conditions to sustain future development of the business. As at August 31, 2015 and August 31, 2014 and the Company considered its capital structure to comprise of shareholders equity and long-term debt.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company’s capital management plan during the period ended August 31, 2015. The Company is not subject to any externally imposed restrictions on its capital requirements.

The board of directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management and favorable market conditions and opportunities to sustain future development of the business.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

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SELECTED ANNUAL INFORMATION

The following table reflects the summary of results for the years set out.

	For the Years Ended
	August 31
	2015	2014	2013
Revenue, net of royalties	$53,055	$65,024	$30,062
Net income (loss) per share from continuing operations	$2,067,443	$(6,114,977)	$(4,264,833)
Income (loss) per share from continuing operations, basic	$0.075	$(0.482)	$(0.407)
Income (loss) per share from continuing operations, diluted	$0.055	$(0.482)	$(0.407)
Assets	$93,115	$5,296,928	$6,918,196
Long term liabilities	-	$4,266,790	$1,407,822

August 31, 2015 – 2014

For the year ended August 31, 2015, revenue, net of royalties was down $11,969 to $53,055 compared to $65,024 for the year ended August 31, 2014. The decrease in net revenue for the year ended August 31, 2015 was a result of lower prices received for natural gas from the Company’s Botha, Alberta property. Net income from continuing operations for the year ended August 31, 2015 was $2,067,443 compared to a net loss from continuing operations of $6,114,977 for the year ended August 31, 2014. The increase in net income for fiscal 2015 was attributed to a gain on derivative liabilities of $2,653,591 compared to a loss of $2,735,476 for fiscal 2014, a gain on disposition of subsidiary of $615,881 compared to $Nil in 2014, and a gain on settlement of litigation of $120,125 versus $Nil for the same twelve month period ending August 30, 2014. During fiscal 2015, the Company’s general and administrative expenses were significantly lower by $314,418 to $89,007 compared to $403,425 for fiscal 2014. The lower general and administrative expenses for 2015, was primarily attributed to the forgiveness of management fees of $306,250 by the President. For the year ended August 31, 2015, the Company recorded a loss on settlement of debt of $Nil versus a loss on settlement of debt in the amount of $1,335,935 for the same period in 2014. During fiscal 2015, the President forgave $306,250 of management fees accrued.

August 31, 2014 - 2013

For the year ended August 31, 2014, revenue, net of royalties was up $34,962 to $65,024 compared to $30,062 for the year ended August 31, 2013. The increase in net revenue during 2014, was primarily attributed to increases in natural gas production volume and prices received from the Company’s Botha, Alberta property. Net loss from continuing operations for the year ended August 31, 2014 was $6,114,977 compared to a net loss from continuing operations of $4,264,833 for the year ended August 31, 2013. The increase in net loss during 2014, was primarily related to a loss on derivative liabilities of $2,735,476 compared to a loss of $128,041 during fiscal 2013. This increase in 2014 was attributed to the exchange of a secured note for a secured convertible note during fiscal 2014, which terms and features of the conversion meet the definition of an embedded derivative liability that requires fair value measurement at each reporting period. During the year ended August 31, 2014, the Company recorded an increase in loss on settlement of debt in the amount of $933,671 to $1,335,935 compared to a loss on settlement of debt in the amount of $$402,264 during fiscal 2013. During fiscal 2014, the Company converted shareholders’ loans and interest due, in the aggregate amount of $1,180,570 through the issuance of a total of 14,757,102 units in the capital of the Company at a price of $0.08 per unit. The increases during fiscal 2014, were partially offset by a reduction in the impairment of exploration and evaluation assets in the amount of $1,375,292 to $1,315,276 compared to $2,690,568 in fiscal 2013.

RESULTS OF OPERATIONS–CONTINUING OPERATIONS

Historical	For the Years Ended
Production	August 31
	2015	2014	2013
Natural gas – mcf/d	61	53	37
Historical Prices
Natural Gas - $/mcf	$3.06	$4.34	$2.15
Royalties costs - $/mcf	$0.70	$0.96	$0.62
Production costs - $/mcf	$1.07	$0.89	$0.62
Net back - $/mcf	$1.29	$2.49	$0.89
Operations
Revenue, net of royalties	$53,055	$65,024	$30,062
Net income (loss) per share from continuing operations	$2,067,443	$(6,114,977)	$(4,264,833)
Income (loss) per share from continuing operations, basic	$0.075	$(0.482)	$(0.407)
Income (loss) per share from continuing operations, diluted	$0.055	$(0.482)	$(0.407)

9

Production Volume

For the year ended August 31, 2015, average natural gas sales volumes slightly increased by 8mcf/d to 61 mcf/d compared to 53 mcf/d for the same period in 2014. Total production volume for the year ended August 31, 2015, was 22,406 mcf compared to 19,244 mcf for the twelve month period ended August 31, 2014.

For the year ended August 31, 2014, average natural gas sales volumes increased by 16 mcf/d to 53 mcf/d compared to 37 mcf/d for the same period in 2013. Total production volume for the year ended August 31, 2014, was 19,244 mcf compared to 13,431 mcf for the twelve month period ended August 31, 2013.

Commodity Prices

For the year ended August 31, 2015, average natural gas prices received per mcf decreased to $3.06 compared to $4.34 for the year ended August 31, 2014.

For the year ended August 31, 2014, average natural gas prices received per mcf increased to $4.34 compared to $2.15 for the year ended August 31, 2013.

The increases and decreases in average natural gas prices received is attributed to fluctuations in commodity prices for natural gas.

Revenue, Net of Royalties	For the Years Ended
	August 31,
	2015	2014	2013
Natural gas sales	$68,628	$83,471	$38,620
Royalties	(15,573)	(18,447)	(8,558)
Revenue, net of royalties	$53,055	$65,024	$30,062

Natural gas sales for the year ended August 31, 2015, were down $14,843 to $68,628 compared to $83,471 for the year ended August 31, 2014. The decrease in sales for fiscal 2015 was attributed to decreased commodity prices received for natural gas.

Natural gas sales for the year ended August 31, 2014, were up $44,851 to $83,471 compared to $38,620 for the year ended August 31, 2013.The increase in sales for fiscal 2014 was attributed to higher production volume and increased commodity prices received for natural gas.

Royalties for the year ended August 31, 2015, were down $2,874 to $15,573 versus royalties of $18,447 for the same twelve month period in 2014.

Royalties for the year ended August 31, 2014, were up $9,889 to $18,447 versus $8,558 for the same twelve month period in 2013 resulting from higher production volume in fiscal 2014.

Revenue, net of royalties for the year ended August 31, 2015, was lower by $11,969 to $53,055 compared to revenue, net of royalties of $65,024 for the year ended August 31, 2014.

Revenue, net of royalties for the year ended August 31, 2014, increased by $34,962 to $65,024 compared to $30,062 for the same twelve month period ended August 31, 2013.

Operating Costs

For year ended August 31, 2015, operating costs were $24,910 compared to operating costs of $17,138 for the year ended August 31, 2014.

For year ended August 31, 2014, operating costs were $17,138 compared to operating costs of $9,234 for the year ended August 31, 2013.

The increase in operating costs for the years ended August 31, 2015 and August 31, 2014, was primarily a result of higher production volume and activity on the Company’s Botha, Alberta wells.

Depletion and Accretion

Depletion and accretion for the year ended August 31, 2015 was $Nil compared to $1,536 for the year ended August 31, 2014. The decrease in depletion and accretion for the year ended August 31, 2015, was attributed to the disposition of the Company’s wholly-owned subsidiary, Zavala Inc., effective August 31, 2015.

Depletion and accretion for the year ended August 31, 2014, decreased by $11,747 to $1,536 compared to $13,283 for the year ended August 31, 2013. The decrease in depletion and accretion for the year ended August 31, 2014, was primarily attributed to the impairment of the carrying costs of the Company’s Botha, Alberta property during fiscal 2013.

10

General and Administrative Expenses	For the Years Ended August 31,
	2015	2014	2013
Professional fees	91,233	$158,399	$251,165
Head office costs	42,000	44,925	48,850
Management fees	(156,250)	75,000	75,000
Transfer and registrar costs	9,053	18,218	7,591
Shareholders information	34,187	35,689	33,017
Office and general costs	5,384	2,350	3,966
Directors fees	2,400	3,100	3,200
Consulting fees and expenses	61,000	65,744	83,792
Advisory fees	-	—	65,724
Reserve report fees	-	-	10,059
Total	$89,007	$403,425	$582,364

General and administrative expenses for the year ended August 31, 2015, were $314,418 lower to $89,007 compared to $403,425 for the year ended August 31, 2014. The decrease in expenses during fiscal 2015 was primarily attributed to a decrease in management fees of $231,250 as a result of $306,250 of management fees forgiven in the current year compared to management fees charged in the prior period in 2014 of $75,000. Also for the year ended August 31, 2015, the Company’s professional fees decreased by $67,166 to $91,233 compared to $158,399 for the year ended August 31, 2014. The professional fee decreases were primarily related to a reduction in litigation costs related to the Matthews Lease, Texas. During fiscal 2015, the Company also experienced a reduction in consulting fees of $4,744 and a decrease in transfer and registrar costs of $9,165. During fiscal 2014, the Company completed a 1-for-10 stock consolidation which resulted in higher transfer and registrar costs.

General and administrative expenses for the year ended August 31, 2014, were $178,939 lower to $403,425 compared to $582,364 for the year ended August 31, 2013. The decrease in expenses during fiscal 2014 was primarily attributed to a decrease in professional fees of $92,766 to $158,399 compared to $251,165 for the year ended August 31, 2013. The professional fee decreases were primarily related to a reduction in litigation costs related to the Matthews Lease, Texas as a result of the settlement of claims in 2013. During the year ended August 31, 2014, advisory fees decreased by $65,724 to $Nil compared to $65,724 for the same twelve month period in 2013 as a result of the expiry of an investment banking agreement. For the year ended August 31, 2014, consulting fees were reduced by $18,048 to $65,744 compared to $83,792 during fiscal 2013. In addition, during fiscal 2014 the Company recorded an increase in transfer and registrar costs of $10,627 to $18,218 compared to $7,591 for the year ended August 31, 2013. During fiscal 2014, the Company completed a 1-for-10 stock consolidation which resulted in higher transfer and registrar costs. During fiscal 2014, the Company recorded a decrease in reserve report fees of $10,059 to $Nil compared to $10,059 in fiscal 2013 as a result of no reserves and no future net revenue being assigned to the Company’s Botha Alberta Property by an independent reserves evaluator in fiscal 2014.

Interest Expense

For the year ended August 31, 2015, the Company recorded interest costs of $280,299 compared to interest costs of $284,038 for the year ended August 31, 2014. The decrease in interest costs during the year ended August 31, 2015 was primarily attributed to a reduction shareholder loans compared to the prior period in 2014.

For the year ended August 31, 2014, the Company recorded interest costs of $284,038 versus interest costs of $76,783 for the year ended August 31, 2013. The increase in interest costs during the year ended August 31, 2014 was primarily attributed to decreases in borrowing costs capitalized as a result of the impairment loss recorded on exploration and evaluation assets.

Gain (Loss) on Derivative Liabilities

For the year ended August 31, 2015, the Company recorded a gain on derivative liabilities of $2,653,591 compared to a loss on derivative liabilities of $2,735,476 for the year ended August 31, 2014 as follows:

Derivative Warrant Liabilities

For the year ended August 31, 2015, the Company recorded an unrealized loss on derivative warrant liabilities of $214,109 compared to an unrealized loss on derivative warrant liabilities of $57,725 for the year ended August 31, 2014.

For the year ended August 31, 2014, the Company recorded an unrealized loss on derivative warrant liabilities of $57,725 compared to an unrealized loss of $128,041 for the year ended August 31, 2013.

11

The Company has warrants issued with an exercise price in US dollars which is different to the functional currency of the Company (Canadian Dollars) and accordingly the warrants are treated as a derivative financial liability and the fair value movement during the period is recognized in the statement of operations.

Derivative Unit Liabilities

During the year ended August 31, 2015, the Company recorded a gain derivative unit liabilities of $2,867,700 compared to a loss of $2,677,751 for the year ended August 31, 2014.

During the year ended August 31, 2014, the Company recorded a loss on derivative unit liabilities of $2,677,751 compared to $Nil for the year ended August 31, 2013.

At August 31, 2014, the Company had a secured convertible note payable with a face value of US$1,216,175 (the “Note”). The Note had a conversion option at any time to convert any unpaid principal and accrued interest into conversion units. A conversion unit was comprised of one (1) common share and one (1) common share purchase warrant. Since both the common share component and warrant component contained a variable exercise/conversion price, the conversion unit met the definition of a financial liability under IAS 32“Financial Instruments: Presentation”. As a result, the conversion unit was a derivative liability that required fair value measurement each period.

At August 31, 2015, the Company wrote down derivative unit liabilities to fair value being the face value of the Note in the amount of $1,608,149 (US$1,216,175), upon the extinguishment of the Note.

Loss on Foreign Exchange

For the year ended August 31, 2015, the Company recorded a loss on foreign exchange of $415,345 versus a loss on foreign exchange of $101,427 for year ended August 31, 2014.

For the year ended August 31, 2014, the Company recorded a loss on foreign exchange of $101,427 versus a loss on foreign exchange of $197,640 for year ended August 31, 2013.

These foreign exchange losses are attributed to the translation of monetary assets and liabilities not denominated in the functional currency of the Company.

Marketing and Public Relations

For the year ended August 31, 2015, the Company recorded a recovery of prior marketing and public relations costs of $22,800 versus a recovery of marketing and public relations costs of $14,250 for the year ended August 31, 2014. The recovery of costs relates to the reversal of prior accruals.

For the year ended August 31, 2014, the Company recorded a recovery of marketing and public relations costs of $14,250 compared to marketing and public relations expense of $25,763 for the year ended August 31, 2013.

Gain on Disposal of Subsidiary

At August 31, 2015, the Company settled a secured convertible note payable with a face value of $1,608,149 (US$1,216,175) plus interest of $154,179 (US$121,618), totaling $1,762,328 (US$1,337,793) by conveying all of its rights, title and interest in and to Zavala Inc., and issuing 10,000,000 shares of common stock of the Company. As a result the Company’s extinguishment of the Note, the Company’s investment in Zavala Inc. had been deconsolidated from the Company’s Consolidated Financial Statements as at August 31, 2015, at which time Company recorded a gain on disposal of subsidiary in the amount of $615,881 (August 31, 2014 $Nil).

Stock Based Compensation

For the year ended August 31, 2015, the Company recorded stock based compensation of $84,520 compared to $Nil for the same twelve month period in 2014 (August 31, 2013: $Nil).

On November 12, 2014, the Company granted options to purchase 750,000 common shares to directors of the Company. These options are exercisable at $0.12 per share, vest immediately and expire on November 11, 2019. The Company recorded non-cash stock based compensation expense of $84,520.

Stock Based Compensation-Non Employees

For the year ended August 31, 2015, the Company recorded stock based compensation for non-employees of $28,173 compared to $Nil for the year ended August 31, 2014.

On November 12, 2014, the Company granted options to purchase 250,000 common shares to a consultant of the Company. These options are exercisable at $0.12 per share, vest immediately and expire on November 11, 2019. The Company recorded non-cash stock based compensation expense of $28,173.

12

Accretion of Secured Convertible Note

For the year ended August 31, 2015, the Company recorded accretion on the secured convertible note in the amount of $475,755 compared to $Nil for the year ended August 31, 2014 (August 31, 2013: $Nil).

At August 31, 2014, the Company had a secured convertible note payable with a face value of US$1,216,175 (August 31, 2014: US$1,216,175) (the “Note”). The Note was being accreted up to its face value based on an effective interest rate until the date of extinguishment on August 31, 2015.

Gain on Settlement of Litigation

For the year ended August 31, 2015, the Company recorded a gain on settlement of litigation in the amount of $120,125 compared to $Nil for the year ended August 31, 2014.

Effective March 25, 2015, the Company entered into a settlement agreement with a former director of the Company and received 1,200,000 common shares and 1,200,000 common share purchase warrants of Stratex Oil & Gas Holdings, Inc. (“Stratex”) exercisable at US$0.15 per expiring December 31, 2018. The 1,200,000 common shares and warrants were recorded at fair value of $120,125 and allocated to gain on settlement of litigation, and marketable securities.

Loss on Settlement of Debt

For the year ended August 31, 2015, the Company recorded a loss on settlement of debt in the amount of $Nil compared to loss on settlement of debt $1,335,935 for the same twelve month period in 2014. During fiscal 2014, the Company issued 14,757,102 units as full settlement of shareholders’ loans and interest in the aggregate amount of $1,180,570. The fair value of the units ($2,516,505) was allocated to common shares $1,715,426 and warrants $801,079 based on their relative fair values and $1,335,935 was recorded as loss on settlement of debt.

For the year ended August 31, 2014, the Company recorded a loss on settlement of debt in the amount of $1,335,935 compared to $402,264 for the same twelve month period in 2013.

Impairment Loss on Exploration and Evaluation Assets

As at and for the year ended August 31, 2015, the Company recorded an impairment loss on exploration and evaluation assets of $Nil compared to a net impairment loss of $1,315,276 during fiscal 2014, upon the dissolution of Dyami Energy.

During the year August 31, 2014, the Company filed a Certificate of Termination of a Domestic Entity with the Secretary of State, Texas for its wholly-owned subsidiary Dyami Energy and effective April 3, 2014, Dyami Energy was dissolved. All prior obligations with respect to the Matthew’s and Murphy leases on the books of Dyami Energy prior to its dissolution were recorded by the Company. The Company’s investment in Dyami Energy has been deconsolidated from the Company’s Consolidated Financial Statements as at the effective date, and presented on the Consolidated Statements of Operations and Comprehensive Loss and the Consolidated Statements of Cash Flow as an impairment of the net assets and liabilities on dissolution of subsidiary.

As at and for the year ended August 31, 2014, the Company recorded a net impairment loss of $1,315,276 compared to an impairment loss of $2,690,568 on its Murphy Lease, Zavala County, Texas during fiscal 2013.

For the year ended August 31, 2013, the Company recorded an impairment of $2,690,568 on its Murphy Lease, Zavala County, Texas based on the amount for which management believed the assets could be sold or farmed out in an arms’ length transaction, less estimated costs to sell.

Impairment Loss on Property and Equipment

For the years ended August 31, 2015 and 2014, the Company recorded an impairment loss on property and equipment of $Nil

For the year ended August 31, 2013, the Company recorded an impairment loss on the Botha Alberta Property in the amount of $168,954 as a result of no reserves and no future net revenue being assigned by the independent reserves evaluator.

Impairment Loss on Marketable Securities

For the years ended August 31, 2015 and 2014 the Company recorded an impairment loss on marketable securities of $Nil. For the year ended August 31, 2013, the fair value of the securities were written down to $Nil and an impairment loss of $1.00 was recorded.

Net Income (Loss) from Continuing Operations

Net income from continuing operations for the year ended August 31, 2015, was $2,067,443 compared to a net loss of $6,114,977 for the year ended August 31, 2014. The increase in net income for fiscal 2015 was primarily attributed to a gain on derivative liabilities of $2,653,591 compared to a loss of $2,735,476 for fiscal 2014, a gain on disposition of subsidiary of $615,881 compared to $Nil in 2014, and a gain on settlement of litigation of $120,125 versus $Nil for the same twelve month period ending August 30, 2014. During fiscal 2015 the Company’s general and administrative expenses were significantly lower by $314,418 to $89,007 compared to $403,425 for fiscal 2014. The lower general and administrative expenses for 2015 was primarily attributed to the forgiveness of management fees of $306,250 by the President. For the year ended August 31, 2015 the Company recorded a loss on settlement of debt of $Nil versus a loss on settlement of debt in the amount of $1,335,935 for the same period in 2014. During fiscal 2015, the President forgave $306,250 of management fees accrued.

13

Net loss from continuing operations for the year ended August 31, 2014, was $6,114,977 compared to a net loss of $4,264,833 for the year ended August 31, 2013. The increase in net loss during 2014 was primarily related to a loss on derivative liabilities of $2,735,476 compared to a loss of $128,041 during fiscal 2013. This increase in 2014 was attributed to the exchange of a secured note for a secured convertible note during fiscal 2014 which terms and features of the conversion meet the definition of an embedded derivative liability that requires fair value measurement at each reporting period. During the year ended August 31, 2014, the Company recorded an increase in loss on settlement of debt in the amount of $933,671 to $1,335,935 compared to a loss on settlement of debt in the amount of $402,264 during fiscal 2013. During fiscal 2014 the Company converted shareholders’ loans and interest due, in the aggregate amount of $1,180,570 through the issuance of a total of 14,757,102 units in the capital of the Company at a price of $0.08 per unit. The increases during fiscal 2014, were partially offset by a reduction in the impairment of exploration and evaluation assets in the amount of $1,375,292 to $1,315,276 compared to $2,690,568 in fiscal 2013.

Net Loss from Discontinued Operations net of tax

Net loss from discontinued operations for the year ended August 31, 2015, was $4,762,461 compared to a loss from discontinued operations of $608 for the year ended August 31, 2014. The increase during fiscal 2015 was primarily related to an impairment of exploration and evaluation assets of $4,490,045 versus $Nil for the year ended August 31, 2015. For the year ended August 31, 2015, professional fees increased by $66,632 as well as increases to general and administrative costs.

Net loss from discontinued operations for the year ended August 31, 2014, was $608 compared to a loss from discontinued operations of $1,213 for the year ended August 31, 2013.

At August 31, 2015, the Company entered into a Settlement and Exercise of Security Agreement whereby effective August 31, 2015, the Company assigned and conveyed all of its rights, title and interest in and to Zavala Inc., and issued 10,000,000 shares of common stock of the Company as settlement of a Secured Convertible Note in the amount of $1,608,149 plus interest of $154,179, totaling $1,762,328. As a result of the extinguishment of the Note, the Company’s investment in Zavala Inc. has been deconsolidated from the Company’s Consolidated Financial Statements as at August 31, 2015 and presented as discontinued operations.

The following table presents the consolidated statements of operations and comprehensive income (loss) of Zavala Inc. for the years set out:

	August 31, 2015	August 31, 2014	August 31, 2013
Expenses
Accretion	$1,498	$913	$-
General and administrative (recovery)	73,347	(305)	1,213
Bad debt expense	29,756	-	-
Impairment loss on marketable securities	167,815	-	-
Impairment loss on exploration and evaluation assets	4,490,045	-	-
Loss from discontinued operations	(4,762,461)	(608)	(1,213)
Foreign currency translation	(4,692)	3,800	892
Comprehensive income (loss) from discontinued operations	$(4,767,153)	$3,192	$(321)
Loss per share basic and diluted from discontinued operations	$(0.172)	$(0.000)	$(0.000)

Net Loss

Net loss for the year ended August 31, 2015, was $2,695,018 compared to a net loss of $6,115,585 for the year ended August 31, 2014. The increase in net income for fiscal 2015 was attributed to a gain on derivative liabilities of $2,653,591 compared to a loss of $2,735,476 for fiscal 2014, a gain on disposition of subsidiary of $615,881 compared to $Nil in 2014, and a gain on settlement of litigation of $120,125 versus $Nil for the same twelve month period ending August 30, 2014. During fiscal 2015 the Company’s general and administrative expenses were significantly lower by $314,418 to $89,007 compared to $403,425 for fiscal 2014. The lower general and administrative expenses for 2015 was primarily attributed to the forgiveness of management fees of $306,250 by the President. For the year ended August 31, 2015 the Company recorded a loss on settlement of debt of $Nil versus a loss on settlement of debt in the amount of $1,335,935 for the same period in 2014. During fiscal 2015, the President forgave $306,250 of management fees accrued. For the year ended August 31, 2015, the Company recorded an impairment loss on exploration and evaluation assets of $4,490,045 versus an impairment loss of $1,315,276 for the year ended August 31, 2014.

14

Net loss for the year ended August 31, 2014, was $6,115,585 compared to a net loss of $4,266,046 for the year ended August 31, 2013. The increase in net loss during 2014 was primarily related to a loss on derivative liabilities of $2,735,476 compared to a loss of $128,041 during fiscal 2013. This increase in 2014 was attributed to the exchange of a secured note for a secured convertible note during fiscal 2014 which terms and features of the conversion meet the definition of an embedded derivative liability that requires fair value measurement at each reporting period. During the year ended August 31, 2014, the Company recorded an increase in loss on settlement of debt in the amount of $933,671 to $1,335,935 compared to a loss on settlement of debt in the amount of $402,264 during fiscal 2013. The increases during fiscal 2014, were partially offset by a reduction in the impairment of exploration and evaluation assets in the amount of $1,375,292 to $1,315,276 compared to $2,690,568 in fiscal 2013.

Other Comprehensive Income (Loss)

Unrealized Loss on Marketable Securities-Continuing Operations

For the year ended August 31, 2015, the Company recorded an unrealized loss on marketable securities of $110,525 versus a loss of $Nil for the year ended August 31, 2014.

Effective March 25, 2015, the Company entered into a settlement agreement with a former director of the Company and received 1,200,000 common shares and 1,200,000 common share purchase warrants of Stratex exercisable at US$0.15 per expiring December 31, 2018. The 1,200,000 common shares and warrants were recorded at fair value of $120,125 and allocated to marketable securities and gain on settlement of litigation.

At each financial reporting period, the Company estimates the fair value of investments which are held-for-trading, based on quoted closing bid prices at the consolidated statements of financial position date or the closing bid price on the last day the security traded if there were no trades at the consolidated statements of financial position date and such valuations are reflected in the consolidated financial statements.

Foreign Currency Translation-Continuing Operations

For the year ended August 31, 2015, the Company recorded a loss on translation of foreign subsidiary of $Nil versus a loss of $203,765 for the year ended August 31, 2014.

For the year ended August 31, 2014, the Company recorded a loss on translation of foreign subsidiary of $203,765 versus a gain of $313,228 for the year ended August 31, 2013.

These losses are related to translation differences between Dyami Energy’s US dollar functional currency converted into Canadian dollars at the period end exchange rates, and the results operations converted at average rates of exchange for the period.

Foreign Currency Translation-Discontinued Operations

For the year ended August 31, 2015, the Company recorded a loss on translation of foreign subsidiary of $4,692 versus a gain of $3,800 for the year ended August 31, 2014.

For the year ended August 31, 2014, the Company recorded a gain on translation of foreign subsidiary of $3,800 versus a gain of $892 for the year ended August 31, 2013.

These losses are related to translation differences between Zavala Inc.’s US dollar functional currency converted into Canadian dollars at the period end exchange rates, and the results operations converted at average rates of exchange for the period.

Total Other Comprehensive Income (Loss)

Total other comprehensive loss for the year ended August 31, 2015, was $115,217 compared to a total other comprehensive loss of $199,965 for the year ended August 31, 2014.

Total other comprehensive loss for the year ended August 31, 2014, was $199,965 compared to total other comprehensive income of $314,120 for the year ended August 31, 2013.

Net Loss and Comprehensive Loss

Total comprehensive loss for the year ended August 31, 2015, was $2,810,235 compared to a total loss and comprehensive loss of $6,315,550 for the year ended August 31, 2014.

Total loss and comprehensive loss for the year ended August 31, 2014, was $6,315,550 compared to a total loss and comprehensive loss of $3,951,926 for the year ended August 31, 2013.

15

Earnings (Loss) per Share, Basic

Basic earnings per share from continuing operations for the year ended August 31, 2015, was $0.075 compared to a basic loss per share from continuing operations of $0.482 for the same period in 2014.

Basic loss per share from continuing operations for the year ended August 31, 2014, was $0.482 compared to a basic loss per share from continuing operations of $0.407 for the same period in 2013.

Basic loss per share from discontinued operations for the year ended August 31, 2015, was $0.172 compared to a basic loss per share discontinued operations of $0.000 for the same period in 2014.

Basic loss per share from discontinued operations for the year ended August 31, 2014, was $0.000 compared to a basic loss per share from discontinued operations of $0.000 for the same period in 2013.

Total Loss per Share, Basic

Total basic loss per share for the year ended August 31, 2015, was $0.097 compared to a total basic loss per share of $0.482 for the same period in 2014.

Total basic loss per share for the year ended August 31, 2014, was $0.482 compared to a total basic loss per share of $0.407 for the same period in 2013.

Earnings (Loss) per Share, Diluted

Diluted earnings per share from continuing operations for the year ended August 31, 2015, was $0.055 compared to a diluted loss per share from continuing operations of $0.482 for the same period in 2014.

Diluted loss per share from continuing operations for the year ended August 31, 2014, was $0.482 compared to a diluted loss per share from continuing operations of $0.407 for the same period in 2013.

Diluted loss per share from discontinued operations for the year ended August 31, 2015, was $0.172 compared to a diluted loss per share discontinued operations of $0.000 for the same period in 2014.

Diluted loss per share from discontinued operations for the year ended August 31, 2014, was $0.000 compared to a diluted loss per share from discontinued operations of $0.000 for the same period in 2013.

Total Loss per Share, Diluted

Total diluted loss per share for the year ended August 31, 2015, was $0.117 compared to a total diluted loss per share of $0.482 for the same period in 2014.

Total diluted loss per share for the year ended August 31, 2014, was $0.482 compared to a total diluted loss per share of $0.407 for the same period in 2013.

SUMMARY OF QUARTERLY RESULTS – CONTINUING OPERATIONS

The following tables reflect the summary of quarterly results for the periods set out.

	2015	2015	2015	2014
For the quarter ending	August 31	May 31	February 29	November 30
Revenue, net of royalties	$15,791	$11,905	$11,794	$13,565
Net income (loss) for the period	$3,527,501	$(1,058,670)	$274,941	$(676,329)
Earnings (loss) per share, basic	$0.126	$(0.038)	$0.010	$(0.024)
Earnings (loss) per share, diluted	$0.096	$(0.038)	$0.005	$(0.024)

Fiscal 2015

Revenue, net of royalties for the four quarters fluctuated as a result of changes in production volume and commodity prices. For the three month period ended August 31, 2015, the Company recorded gain on derivative liabilities of $2,653,591, and a gain on disposal of subsidiary of $615,881. For the three month period ended May 31, 2015, the Company recorded a loss on derivative financial liabilities of $738,652 and accretion of $327,793 on a secured convertible note. For the three month period February 28, 2015, the Company record a gain on derivative liabilities of $751,502. During the quarter ended November 30, 2014, the Company recorded a loss on derivative liabilities of $263,551 and stock based compensation expense of $112,693.

16

	2014	2014	2014	2013
For the quarter ending	August 31	May 31	February 29	November 30
Revenue, net of royalties	$19,551	$22,116	$9,754	$13,603
Net income (loss) for the period	$(4,330,816)	$(1,272,001)	$(400,001)	$(112,159)
Loss per share, basic and diluted	$(0.327)	$(0.098)	$(0.032)	$(0.010)

Fiscal 2014

Revenue, net of royalties for the four quarters fluctuated as a result of changes in production volume and commodity prices. During the quarter ended August 31, 2014, the company recorded a loss on derivative liabilities of $2,676,655 and loss on settlement of debt in the amount of $1,335,935 upon the settlement of shareholders loans and interest due, in the aggregate amount of $1,180,570 through the issuance of a total of 14,757,102 units in the capital of the Company at a price of $0.08 per unit. During the quarter ended May 31, 2014, the Company recorded a net impairment loss on exploration and evaluation assets in the amount of $1,315,276. During the three months ended February 2014, the Company recorded a loss on foreign exchange of $146,645. Other changes in net loss during the quarters were primarily related to increases in general and administrative costs, gain or loss on foreign exchange and the fair value movement of derivative warrant liabilities during the respective periods.

FOURTH QUARTER RESULTS-CONTINUING OPERATIONS

Historical	For the Three Months Ended
Production	August 31
	2015	2014
Natural gas – mcf/d	65	62
Historical Prices
Natural Gas - $/mcf	$3.30	$4.30
Royalties costs - $/mcf	$0.68	$0.82
Production costs - $/mcf	$1.23	$1.22
Net back - $/mcf	$1.39	$2.26
Operations
Revenue, net of royalties	$15,791	$19,551
Net income (loss)	$3,527,501	$(4,330,816)
Earnings (loss) per share, basic	$0.126	$(0.327)
Earnings (loss) per share, diluted	$0.096	$(0.327)

Production Volume

For the three months ended August 31, 2015 average natural gas sales volumes was 65 mcf/d compared to 62 mcf/d for the same period in 2014. Total production volume for the three months ended August 31, 2015 was 6,023 mcf compared to 5,622 mcf for the same twelve month period in 2014.

Commodity Prices

For the three months ended August 31, 2015 average natural gas prices received per mcf was $3.30 compared to $4.30 for the three months ended August 31, 2014.

Revenue, Net of Royalties	For the Three Months Ended
	August 31,
	2015	2014
Natural gas sales	$19,874	$24,174
Royalties	(4,083)	(4,623)
Revenue, net of royalties	$15,791	$19,551

Natural gas sales for the three months ended August 31, 2015, was down $4,300 to $19,874 compared to $24,174 for the three months ended August 31, 2014. The decrease in sales for the three month period ended August 31, 2015 was attributed to a decrease in natural gas prices received.

Royalties for the three months ended August 31, 2015, were down by $540 to $4,083 compared to $4,623 for the three months ended August 31, 2014.

As a result of the above, revenue, net of royalties for the three months ended August 31, 2015, decreased to $15,791 compared to $19,551 for the same three month period in 2014.

Operating Costs

For three months ended August 31, 2015, the Company incurred operating costs of $7,410 versus operating costs of in the amount of $6,843 for the same three month period ended August 31, 2014. Increased operating costs for the three months ended August 31, 2015 was primarily a result of higher production volume from the Company’s Botha, Alberta wells.

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General and Administrative Expenses	For the Three Months Ended
	August 31
	2015	2014
Professional fees	$31,035	$94,588
Head office costs	10,500	11,250
Management fees	(268,750)	18,750
Transfer and registrar costs	3,062	12,402
Shareholders information	-	2,857
Office and general costs	1631	1,204
Directors fees	400	600
Consulting fees and expenses	16,000	16,146
Total	$(206,122)	$157,797

General and administrative expenses for the three months ended August 31, 2015, decreased to a recovery of $206,122 compared to general and administrative costs $157,797 for the year ended August 31, 2014. The decrease in general and administrative expenses during 2015, was primarily attributed to $306,250 of management fees being forgiven in the current three month period versus management fees charged of $18,750 in the three month period in 2014. The Company also had decreased professional fees in the amount of $63,553 to $31,035 during 2015 compared to $94,588 in the three month period in 2014. In addition the Company had decreased transfer and registrar costs of $9,340 during the three month period ended August 31, 2015.

Interest Expense

For the three months ended August 31, 2015 the Company incurred interest costs of $77,966 versus interest costs of $171,323 for the three months ended August 31, 2014. The decrease in interest for the quarter in 2015 was attributed decreased shareholder loans in the current three month period.

Gain/Loss on Derivative Liabilities

For the three months ended August 31, 2015, the Company recorded again on derivative liabilities of $2,904,292 compared to a loss on derivative liabilities of $2,676,655 for the three months ended August 31, 2014 as follows:

Derivative Warrant Liabilities

For the three months ended August 31, 2015, the Company recorded an unrealized loss on derivative warrant liabilities of $16,119 compared to an unrealized loss of $1,098 for the three months ended August 31, 2014.

The Company has warrants issued with an exercise price in US dollars which is different to the functional currency of the Company (Canadian Dollars) and accordingly the warrants are treated as a derivative financial liability and the fair value movement during the period is recognized in the statement of operations.

Derivative Unit Liabilities

During the three months ended August 31, 2015, the Company recorded a gain on derivative unit liabilities of $2,920,411 compared to a loss on derivative unit liabilities of $$2,675,557 for the three months ended August 31, 2014.

At August 31, 2014, the Company had a secured convertible note payable with a face value of $1,322,347 (US$1,216,175) (the “Note”). The Note had a conversion option at any time to convert any unpaid principal and accrued interest into conversion units. A conversion unit was comprised of one (1) common share and one (1) common share purchase warrant. Since both the common share component and warrant component contained a variable exercise/conversion price, the conversion unit met the definition of a financial liability under IAS 32“Financial Instruments: Presentation”. As a result, the conversion unit is a derivative liability that required fair value measurement each period.

At August 31, 2015, the Company wrote down derivative unit liabilities to fair value being the face value of the Note in the amount of US$1,216,175totaling upon the extinguishment of the Note and recorded a gain.

Loss on Foreign Exchange

For the three months ended August 31, 2015, the Company recorded a loss on foreign exchange of $129,209 versus a loss on foreign exchange of $1,813 for the same three month period in 2014.

These foreign exchange gains and losses are attributed to the translation of monetary assets and liabilities not denominated in the functional currency of the Company.

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Gain on disposal of subsidiary

For the three months ended August 31, 2015, the Company recorded a gain on disposal of subsidiary in the amount of $615,881 versus $Nil for the same three month period in 2014.

At August 31, 2015, the Company settled a secured convertible note payable with a face value of US$1,216,175 plus interest of US$121,618, totaling US$1,337,793 by conveying all of its rights, title and interest in and to Zavala Inc., and issuing 10,000,000 shares of common stock of the Company. As a result the Company’s extinguishment of the Note, the Company’s investment in Zavala Inc. had been deconsolidated from the Company’s Consolidated Financial Statements as at August 31, 2015 and the Company recorded a gain on disposal of $615,881.

Loss on Settlement of Debt

For the three months ended August 31, 2015, the Company recorded a loss on settlement of debt in the amount of $Nil compared to $1,335,935 for the same three month period in 2014.

During the third quarter fiscal 2014, the Company issued 14,757,120 units as full settlement of shareholders’ loans and interest in the aggregate amount of $1,180,570. The fair value of the units ($2,516,505) was allocated to common shares $1,715,426 and warrants $801,079 based on their relative fair values and $1,335,935 was recorded as loss on settlement of debt.

Net Earnings (Loss) from Continuing Operations

Net earnings from continuing operations for the three months ended August 31, 2015, was $ $3,527,501 compared to a net loss from continuing operations of $4,330,816 for the three months ended August 31, 2014. During the three month period in 2015, the Company recorded a gain on derivative liabilities of $2,904,292 versus a loss of $2,676,655 for the same three month period in 2014. In 2014, the Company recorded a loss on settlement of debt in the amount of $1,335,935 compared to $Nil in the current period in 2015. Also for the three months ended August 31, 2015, the Company recorded a gain on disposition of subsidiary of $615,881 compared to Nil for the three months ended August 31, 2014 and a recovery of management fees in 268,750 compared to a charge of $18,750 for the same three months period in 2014.

Net Earnings (Loss) from Discontinued Operations

For the three months ended August 31, 2015, net earnings from discontinued operations was $11,146 compared to a net loss from discontinued operations of $1,276 for the three months ended August 31, 2014. During the three month period in 2015, the Company recorded a recovery of exploration and evaluation assets in the amount of $230,149 versus $Nil recorded in the same three month period ending August 31, 2014. For the three months ended August 31, 2015, the Company recorded a loss on marketable securities of $167,815 compared to $Nil for the same three month period in 2014. For the three month period ending August 31, 2015, general and administrative costs were $73,347 compared to $933 for the same three month period in 2014.

Net Earnings (Loss)

Net income for the three months ended August 31, 2015 was $3,958,566 compared to a net loss of $4,332,092 for three months ended August 31, 2014. During the three month period in 2015, the Company recorded a gain on derivative liabilities of $2,904,292 versus a loss of $2,676,655 for the same three month period in 2014. In 2014 the Company recorded a loss on settlement of debt in the amount of $1,335,935 compared to $Nil in the current period 2015. During the three month period in 2015, the Company recorded a recovery of exploration and evaluation assets in the amount of $230,149 versus $Nil recorded in the same three month period ending August 31, 2014.

Other Comprehensive Income (Loss)

Unrealized Loss on Marketable Securities-Continuing Operations

For the three months ended August 31, 2015, the Company recorded an unrealized loss on marketable securities in the amount of $57,007 compared to $Nil for the same three month period in 2014.

Foreign Currency Translation-Discontinued Operations

For the three months ended August 31, 2015 the Company recorded a loss on translation of foreign subsidiaries from discontinued operations in the amount of $695,899 compared to a loss on translation of foreign subsidiaries of $1,771 for the three months ending August 31, 2014.

Total Other Comprehensive Income (Loss)

Total comprehensive loss for the three month period ended August 31, 2015 was $752,906 versus $1,771 for the three month period ending August 31, 2015.

Net Earnings (Loss) and Comprehensive Income (Loss)

Net earnings and comprehensive income for the three months ended August 31, 2015 was $2,785,741 compared to a net loss and comprehensive loss of $4,333,863 for the three month period ended August 31, 2014.

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Earnings (Loss) per Share, Basic

Basic earnings per share from continuing operations for the three months ended August 31, 2015, was $0.126 compared to a basic loss per share from continuing operations of $0.327 for the same three month period in 2014.

Basic earnings per share from discontinued operations for the three months ended August 31, 2015 and August 31, 2014 was $0.000.

Total Earnings (Loss) per Share, Basic

Total basic earnings per share for the three months ended August 31, 2015, was $0.126 compared to a total basic loss per share of $0.327 for the same period in 2014.

Earnings (Loss) per Share, Diluted

Diluted earnings per share from continuing operations for the three months ended August 31, 2015, was $0.096 compared to a diluted loss per share from continuing operations of $0.327 for the same period in 2014.

Diluted earnings per share from discontinued operations for the three months ended August 31, 2015 and August 31, 2014 was $0.000.

Total Earnings per Share, Diluted

Total diluted earnings per share for the three months ended August 31, 2015, was $0.096 compared to a total diluted loss per share of $0.327 for the same period in 2014.

CAPITAL EXPENDITURES

For the year ended August 31, 2015, the Company recorded net additions to exploration and evaluation assets from discontinued operations in the amount of $109,874 on the Matthews Lease located in Zavala County, Texas (August 31, 2014: $113,578).

The Company expects that capital expenditures will increase in future reporting periods as the Company seeks further opportunities and ventures of merit.

FINANCING ACTIVITIES

During the year ended August 31, 2015, shareholders’ loans increased by $502,908 and loans payable increased by $196,998.

At August 31, 2015, the Company extinguished a Secured Convertible Note in the amount US$1,216,175 plus interest of US$121,618 though a Settlement and Exercise of Security Agreement, whereby effective August 31, 2015, the Company assigned and conveyed all of its rights, title and interest in and to Zavala Inc., and issued 10,000,000 shares of common stock of the Company.

During the year ended August 31, 2014, the Company issued 14,757,102 common shares as full settlement of shareholders’ loans and interest in the aggregate amount of $1,180,570.

LIQUIDITY AND CAPITAL RESOURCES

Cash as of August 31, 2015 was $32,192 compared to cash of $103,215 at August 31, 2014. During the year ended August 31, 2015, the Company had received payments of certain obligations under Joint Development Agreements on the Matthews Lease of $378,577 (August 31, 2014: $340,811).

For the year ended August 31, 2015, the primary use of funds was related to exploration and evaluation asset expenditures incurred on the Company’s Matthews lease located in Zavala County, Texas and administrative expenses. The Company’s working capital deficiency at August 31, 2015 was $3,233,160 compared to a working capital deficiency of $3,489,237 at August 31, 2014.

Our current assets of $93,115 as at August 31, 2015, ($260,336 as of August 31, 2014) include the following items: cash $32,192 ($103,215 as of August 31, 2014); trade and other receivables $51,323 ($157,121 as of August 31, 2014); marketable securities $9,600 ($Nil as of August 31, 2014).

Our current liabilities of $3,326,275 as of August 31, 2015 ($3,749,573 as of August 31, 2014) include the following items: trade and other payables $1,630,809 ($1,483,775 as of August 31, 2014); shareholders’ loans $339,588 ($981,834 as of August 31, 2014); loans payable of $1,063,105 as of August 31, 2015 ($Nil as of August 31, 2014); derivative liabilities of $281,210 ($1,094,392 as of August 31, 2014); deferred revenue of $Nil ($177,804 as of August 31, 2014); and provisions of $11,563 ($11,768 as of August 31, 2014).

At August 31, 2015, the Company had outstanding 7,378,560 common share purchase warrants exercisable at $0.10 per share. If any of these common share purchase warrants were exercised it would generate additional capital for us.

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If any of these common share purchase warrants are exercised it would generate additional capital for us.

Management of the Company recognizes that cash flow from operations is not sufficient to develop its oil and gas operations or meet its working capital requirements. The Company has liquidity risk which necessitates the Company to obtain debt financing, enter into joint venture arrangements, or raise equity. There is no assurance the Company will be able to obtain the necessary financing in a timely manner.

The Company’s past primary source of liquidity and capital resources has been proceeds from the issuance of share capital, shareholders’ loans and cash flow from oil and gas operations.

If the Company issued additional common shares from treasury it would cause the current shareholders of the Company dilution.

Outlook and Capital Requirements

A part of our oil and gas development program, we anticipate further expenditures may be required to define reserves and extract hydrocarbons. Amounts expended on future exploration and development is dependent on the nature of future opportunities evaluated by us and cash calls from joint venture participants. Any expenditure which exceeds available cash will be required to be funded by additional share capital or debt issued by us, or by other means. Our long-term profitability will depend upon our ability to successfully implement our business plan.

PROVISIONS

	Decommissioning Obligations (Note a)	Other Provisions (Note b)	Total Provisions
Balance, August 31, 2013	$119,742	$178,553	$298,295
Accretion expense	961	-	961
Change in estimates	7,225	-	7,225
Disposals	(26,426)	-	(26,426)
Reductions	-	(169,196)	(169,196)
Dissolution of subsidiary	(58,589)		(58,589)
Foreign exchange	4,630	(9,357)	(4,727)
Balance, August 31, 2014	$47,543	$-	$47,543
Accretion expense	1,498	-	1,498
Change in estimates	(11,253)	-	(11,253)
Additions	98,357	-	98,357
Obligations settled	(205)	-	(205)
Deconsolidation of Zavala Inc.	(102,143)	-	(102,143)
Foreign exchange	(22,234)	-	(22,234)
Balance, August 31, 2015	$11,563	$-	$11,563

a)	Decommissioning Obligations

The Company’s decommissioning obligations result from its ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The total decommissioning obligation is estimated based on the Company’s net ownership interest in all wells and facilities, estimated costs to reclaim and abandon these wells and facilities, and the estimated timing of the costs to be incurred in future years. The Company has estimated the net present value of decommissioning obligations to be $11,563 as at August 31, 2015 (August 31, 2014: $47,543 ($11,768 current and $35,775 long term)) based on an undiscounted total future liability of $11,563 (August 31, 2014: $60,629). These payments are expected to be incurred during 2016.

b)	Other Provisions

On January 28, 2014, a vendor of Dyami Energy received a summary judgment against Dyami Energy in the amount of $169,196 plus interest at a rate of 18% per annum from September 17, 2012 until paid, and legal fees of $21,178 and interest at a rate of 5% per annum from the date of judgment until paid (District Court of Zavala County, Texas Case No. 13-02-12941-ZCV). During 2013 the full amount of the provision was recorded together with legal fees and interest and transferred to trade and other payables.

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SECURED NOTE PAYABLE AND SHAREHOLDERS’ LOANS

Secured Note Payable

As at August 31, 2014, the Company exchanged a secured note payable to Benchmark with a carrying value of $1,322,347 (US$1,216,175) for a secured convertible promissory note payable to Benchmark with a face value of $1,322,347 (US$1,216,175) (the “Note”). The Note had an interest rate of 10%. The Note was due on the earliest to occur of: (a) August 31, 2015; (b) the closing of any subsequent financing or series of financings by the Company that results in gross proceeds of an aggregate amount equal to or greater than US$4,400,000, excluding conversion of any existing debt into equity; (c) the date of a sale by the Company of all of the shares in the capital stock of Zavala Inc. held by the Company from time to time; (d) the closing of a merger, reorganization, take-over or other business combination which results in a change of control of the Company or Zavala Inc.; or (e) an event of default. The Note was secured by all of the assets of the Company and Zavala Inc. Benchmark had the option at any time while the Note was outstanding to convert any unpaid principal and accrued interest into conversion units. A conversion unit was comprised of one (1) common share and one (1) common share purchase warrant entitling the holder to acquire a common share of the Company at a price equal to a 15% premium to the price of the common share acquired under the conversion unit. The price of the conversion unit was the lessor of a price equal to the 30-day VWAP of the Company as of the date of conversion, less 20% (as adjusted for any stock splits, combinations or similar events) or eight United States Cents (US$0.08) per share the “Conversion Unit”).

The Company had accounted for this transaction as an exchange of debt instruments. Under IAS 39 “Financial Instruments: Recognition and Measurement”, an exchange between an existing borrower and lender of debt instruments with substantially different terms or substantial modification of the terms of an existing financial liability of part thereof is accounted for as an extinguishment. Since the new debt instrument had a conversion option, the terms were considered substantially different and therefore gave rise to extinguishment accounting. Further, the Company analyzed the conversion unit under IAS 39 and determined that it meets the definition of an embedded derivative. Since both components of the Conversion Unit (the common share component and warrant component) contain a variable exercise/conversion price, the Conversion Unit meets the definition of a financial liability under IAS 32 “Financial Instruments: Presentation”. As a result, the Conversion Unit is a derivative liability that requires fair value measurement each period.

As at August 31, 2014, the Company allocated the old note first to the derivative component at its fair value with the residual allocated to the host debt contract, as follows:

Allocation CDN$
Secured promissory note (old debt instrument)	$1,322,347
Derivative liability (Conversion Unit)	(4,000,100)
Loss on exchange of debt instruments	2,677,753
$-

The Note was being accreted up to its face value of $1,322,347 (US$1,216,175) over the life of Note based on an effective interest rate. For the year ended August 31, 2015, the Company recorded interest on the Note of $154,179 (August 31, 2014: $104,237).

In accordance with the terms of the Note and the General Security Agreement (the “Loan Agreements”) the Company had granted and conveyed to Benchmark a first priority security interest in the Company and Zavala Inc., prior and superior to the rights of all third parties existing on or arising after the date of such Loan Agreements, subject to the Permitted Liens.

At August 31, 2015, the Company was unable to pay the Note CDN$1,608,149 plus interest of CDN$154,179, totaling CDN$1,762,328, which constituted an event of default pursuant to the terms of the Loan Agreements. Benchmark, having made demand for payment of all amounts owed to it under the Note, gave notice to the Company that it intended to exercise its security on the Company’s assets.

In an effort to avoid further costs, the Company and Benchmark entered into a Settlement and Exercise of Security Agreement effective August 31, 2015, with the following terms:

1.	Effective August 31, 2015, the Company assigns and conveys to Benchmark all of its rights, title and interest in and to Zavala Inc., including but not limited to all of the issued and outstanding common shares of Zavala Inc.; and

2.	Issuance of 10,000,000 shares of common stock of the Company.

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As a result the Company’s extinguishment of the Note, the Company’s investment in Zavala Inc. has been deconsolidated from the Company’s Consolidated Financial Statements as at August 31, 2015 (Note 16 a).

The following table presents the effect of the extinguishment of the Note on the consolidated financial statements of the Company:

August 31, 2015
Secured note payable	$1,608,149
Interest payable	154,179
Net assets and liabilities of Zavala Inc. (Note 16)	(836,717)
Common shares (Note 12 a)	(925,611)
$-

Shareholder Loans

Effective August 30, 2014, the Company converted shareholders’ loans and interest due in the aggregate amount of $1,180,570 through the issuance of a total of 14,757,120 units in the capital of the Company at a price of $0.08 per unit. Each unit is comprised of one (1) common share and one half of one (1/2) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of CDN$0.10 until August 30, 2017. The fair value of the units ($2,516,505) was allocated to common shares $1,715,426 and warrants $801,079 based on their relative fair values and $1,335,935 was recorded as loss on settlement of debt. The original terms of the debt did not include settlement by the issuance of equity instruments.

Accounting Considerations

The Company has accounted for this transaction as an extinguishment of debt instruments for equity instruments under the guidance of IFRIC Interpretation 19 “Extinguishing Financial Liabilities with Equity Instruments”. IFRIC 19 addresses the accounting of when the terms of a financial liability are renegotiated and result in the entity issuing equity instruments to a creditor of the entity to extinguish all or part of the financial liability. It states that if a debtor issues equity instruments to a creditor to extinguish all or part of a financial liability, those equity instruments are 'consideration paid' in accordance with IAS 39.41. Accordingly, the debtor should derecognise the financial liability fully or partly. IFRIC 19 further states that the debtor recognises in profit or loss the difference between the carrying amount of the financial liability (or part) extinguished and the fair value of the equity instruments issued. As result, the Company recorded a loss on extinguishment in the amount of $1,335,935 in profit and loss which is the difference of the fair value of the equity instruments ($2,516,505) and the carrying value of the debt instruments ($1,180,570).

The warrant component was valued using a Binomial Lattice model whereas the fair value of the common share component was based on the current market value of the company’s stock. The fair value of the conversion unit ($2,516,505) was allocated to the common stock component ($1,715,426) and warrant component ($801,079) based on their relative fair values. Significant assumptions utilized in the Binomial Lattice process are as follows for the warrant component of the conversion unit as of August 30, 2014:

August 30, 2014
Market value on valuation date	$0.16
Contractual exercise rate	$0.092
Term (years)	5.00 Years
Expected market volatility	196.97%
Risk free rate using zero coupon US Treasury Security rate	0.94%

DERIVATIVE LIABILITIES

At August 31, 2015, the Company recorded a net gain on derivative liabilities of $2,653,591 comprised of a loss on derivative warrant liabilities of $214,109 and a gain derivative unit liabilities of $2,867,700 (August 31, 2014: loss of $2,735,476 comprised of a loss on derivative warrant liabilities of $57,725 and a loss on derivative unit liabilities of $2,677,751).

Derivative Warrant Liabilities

The Company has warrants issued with an exercise price in US dollars which are different from the functional currency of the Company (Canadian Dollars) and accordingly the warrants are treated as a financial liability and the fair value movement during the period is recognized in the profit or loss.

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The following table set out the changes in derivative warrant liabilities during the respective periods.

	Number of Warrants*	Fair Value Assigned $	Average Exercise Price US $
As at August 31, 2013	914,761	1,976,883	4.72
Warrants expired	(170,923)	(709,299)	(0.93)
Change in fair value estimates	-	57,723	-
As at August 31, 2014	743,838	1,325,307	3.74
Warrants expired	(613,350)	(1,258,206)	(4.66)
Change in fair value estimates	-	214,109
As at August 31, 2015	130,488	281,210	4.66

* Reflects the August 25, 2014 one-for-ten consolidation

On August 31, 2014 170,923 warrants exercisable at US$5.00 expired and the fair value measured using the Black-Scholes option pricing model of $709,299 was recorded as an increase to contributed surplus.

On April 13, 2015, 187,500 and 30,000 warrants exercisable at US$5.00 and US$2.50, respectively expired and the fair value measured using the Black-Scholes option pricing model of $535,542 was recorded as an increase to contributed surplus.

On July 20, 2015, 91,250 and 14,600 warrants exercisable at US$5.00 and US$2.50, respectively expired and the fair value measured using the Black-Scholes option pricing model of $194,409 was recorded as an increase to contributed surplus.

On August 7, 2015, 250,000 and 40,000 warrants exercisable at US$5.00 and US$2.50, respectively expired and the fair value measured using the Black-Scholes option pricing model of $528,255 was recorded as an increase to contributed surplus.

The following tables set out the number of derivative warrant liabilities outstanding as at August 31, 2015 and 2014, respectively:

Number of Warrants*	Exercise Price US ($)*	Expiry Date	Weighted Average Remaining Life (Years)	Fair Value CDN ($)
112,490	5.00	September 25, 2015(1)	0.07	220,640
17,998	2.50	September 25, 2015(1)	0.07	60,570
130,488			0.07	281,210

* Reflects the August 25, 2014 one-for-ten consolidation

(1)	Current

Number of Warrants*	Exercise Price US ($)*	Expiry Date	Weighted Average Remaining Life (Years)	Fair Value CDN ($)
187,500	5.00	April 13, 2015 (1)	0.62	365,474
30,000	2.50	April 13, 2015(1)	0.62	99,420
91,250	5.00	July 20, 2015(1)	0.88	133,431
14,600	2.50	July 20, 2015(1)	0.88	35,915
250,000	5.00	August 7, 2015(1)	0.93	365,964
40,000	2.50	August 7, 2015(1)	0.93	94,188
112,490	5.00	September 25, 2015	1.07	181,178
17,998	2.50	September 25, 2015	1.07	49,737
743,838			0.70	1,325,307
(1)	Current

* Reflects the August 25, 2014 one-for-ten consolidation

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Derivative Unit Liabilities

The following tables summarize the components of the Company’s derivative liabilities reflected in US Dollars and linked common shares as at August 31, 2015 and 2014:

	August 31, 2015		August 31, 2014
The financings giving rise to derivative financial instruments	Indexed Shares	Fair Values $CDN	Indexed Shares	Fair Values $CDN
Conversion unit (1 common share and 1 common share purchase warrant)	-	-	15,202,188	(4,000,100)

Effective August 31, 2015, the Company entered into a Settlement and Exercise of Security Agreement and extinguished the Note and its underlying derivative financial instruments. At August 31, 2014 the Company issued a face value $1,322,347 (US$1,216,175) Secured Convertible Promissory Note which gave rise to a derivative financial instrument (the “Note”). The Note had embodied certain terms and conditions that were not clearly and closely related to the host debt agreement in terms of economic risks and characteristics and met the definition of a financial liability under IAS 32 “Financial Instruments: Presentation”. These terms and conditions consisted of a conversion unit which was comprised of one (1) common share and one (1) common share purchase warrant entitling the holder to acquire a common share of the Company at a price equal to a 15% premium to the price of the common share acquired under the conversion unit (Note 9 to the Consolidated Financial Statements).

Accounting principles provided in IAS 32 and IAS 39 required derivative financial instruments to be classified in liabilities and carried at fair value with changes recorded in profit and loss. The Company had selected the Monte Carlo Simulations valuation technique to fair value the common share component of the conversion unit because it believed that this technique was reflective of significant assumption types, and ranges of assumption inputs, that market participants would likely consider in transactions involving common share components. Such assumptions included, among other inputs, interest risk assumptions, credit risk assumptions and redemption behaviors in addition to traditional inputs for option models such as market trading volatility and risk free rates.

The Company had selected the Binomial Lattice model to fair value the warrant component of the conversion unit because it believed this technique is reflective of significant assumption types market participants would likely consider in transactions involving warrants.

Significant inputs and results arising from the Monte Carlo Simulations process were as follows for the common share component contained in the conversion unit:

August 31, 2014
Underlying price on valuation date*	$0.3090
Contractual conversion rate	$0.08
Contractual term to maturity	1.00 Years
Implied expected term to maturity	0.613 Years
Market volatility:
Range of volatilities	78.41% - 269.09%
Equivalent volatility	181.25%
Contractual interest rate	10.0%
Equivalent market risk adjusted interest rate	10.00%
Equivalent credit risk adjusted yield	3.45%

*The underlying price of the common share component of the conversion unit was the sum of the market price on the valuation date and the fair value of the warrant component derived from the binomial lattice model.

Significant assumptions utilized in the Binomial Lattice process are as follows for the warrant component of the conversion unit was as follows:

August 31, 2014
Market value on valuation date	$0.16
Contractual exercise rate	$0.092
Term (years)	5.00 Years
Expected market volatility	179.21%
Risk free rate using zero coupon US Treasury Security rate	1.63%

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OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

SEGMENTED INFORMATION

The Company’s reportable and geographical segments are Canada and the United States. The accounting policies used for the reportable segments are the same as the Company’s accounting policies. For the purposes of monitoring segment performance and allocating resources between segments, the Company’s executive officer monitors the tangible, intangible and financial assets attributable to each segment. All assets are allocated to reportable segments. Effective August 31, 2015, the Company discontinued its reportable segment in the United States. The following tables show information regarding the Company’s reportable segments.

For the year ended August 31, 2015	Canada	United States	Total
Net revenue, continuing operations	$53,055	-	$53,055
Net income, continuing operations	$2,067,443		$2,067,443
Net loss, discontinued operations	-	$(4,762,461)	$(4,762,461)
Net income (loss)	$2,067,443	$(4,762,461)	$(2,695,018)

For the year ended August 31, 2014	Canada	United States	Total
Net revenue, continuing operations	$65,024	-	$65,024
Net loss, continuing operations	$(6,114,977)	-	$(6,114,977)
Net loss, discontinued operations	-	$(608)	$(608)
Net loss	$(6,114,977)	$(608)	$(6,115,585)

For the year ended August 31, 2013	Canada	United States	Total
Net revenue, continuing operations	$30,062	-	$30,062
Net loss, continuing operations	$(4,264,833)	-	$(4,264,833)
Net loss, discontinued operations	-	$(1,213)	$(1,213)
Net loss	$(4,264,833)	$(1,213)	$(4,266,046)

As at August 31, 2015	Canada	United States	Total
Total Assets	$93,115	-	$93,115
Total Liabilities	$(3,326,275)	-	$(3,326,275)

As at August 31, 2014	Canada	United States	Total
Total Assets	$179,888	$5,117,040	$5,296,928
Total Liabilities	$6,991,287	$1,025,076	$8,016,363

SEASONALITY AND TREND INFORMATION

The Company’s oil and gas operations is not a seasonal business, but increased consumer demand or changes in supply in certain months of the year can influence the price of produced hydrocarbons, depending on the circumstances. Production from the Company’s oil and gas properties is the primary determinant for the volume of sales during the year.

The level of activity in the oil and gas industry is influenced by seasonal weather patterns. Wet weather and spring thaw may make the ground unstable. Consequently, municipalities and provincial transportation departments enforce road bans that restrict the movement of rigs and other heavy equipment, thereby reducing activity levels. Also, certain oil and gas properties are located in areas that are inaccessible except during the winter months because of swampy terrain and other areas are inaccessible during certain months of year due to deer hunting season. Seasonal factors and unexpected weather patterns may lead to declines in exploration and production activity and corresponding declines in the demand for the goods and services of the Company.

The impact on the oil and gas industry from commodity price volatility is significant. During periods of high prices, producers conduct active exploration programs. Increased commodity prices frequently translate into very busy periods for service suppliers triggering premium costs for their services. Purchasing land and properties similarly increase in price during these periods. During low commodity price periods, acquisition costs drop, as do internally generated funds to spend on exploration and development activities. With decreased demand, the prices charged by the various service suppliers also decline.

World oil and gas prices are quoted in United States dollars and the price received by Canadian producers is therefore effected by the Canadian/U.S. dollar exchange rate, which will fluctuate over time. Material increases in the value of the Canadian dollar may negatively impact production revenues from Canadian producers. Such increases may also negatively impact the future value of such entities' reserves as determined by independent evaluators. In recent years, the Canadian dollar has increased materially in value against the United States dollar.

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RELATED PARTY TRANSACTIONS AND BALANCES

The following transactions with individuals related to the Company arose in the normal course of business have been accounted for at the exchange amount being the amount agreed to by the related parties, which approximates the arm’s length equivalent value.

Compensation of Key Management Personnel

The remuneration of directors and other members of key management personnel during the years ended were as follows:

	August 31, 2015	August 31, 2014	August 31, 2013
Short term employee benefits (1)	$150,000	$75,000	$75,000
Directors stock based compensation (2)	84,520	-
	$234,520	$75,000	$75,000

The following balances owing to the President of the Company are included in trade and other payables and are unsecured, non-interest bearing and due on demand:

	August 31, 2015	August 31, 2014
Short term employee benefits (1)	$125,000	$281,250
	$125,000	$281,250

(1)	During the year ended August 31, 2015 the Company accrued management fees for the President of the Company at a rate of $12,500 per month. On August 31, 2015, the President forgave $306,250 of management fees.
(2)	On November 12, 2014, the Company granted options to purchase 750,000 common shares to three directors of the Company. These options are exercisable at $0.12 per share, vest immediately and expire on November 11, 2019 (see Note 12 d to the Consolidated Financial Statements).

As at August 31, 2015 the amount of directors’ fees included in trade and other payables was $21,600 (August 31, 2014: $19,200).

As at August 31, 2015, the Company had a promissory note payable to the President of the Company of $10,000 (August 31, 2014: $Nil). For the year ended August 31, 2015, the Company recorded interest on a promissory note to the President of $838 (August 31, 2014: $24,162). As at August 31, 2015, included in trade and other payables is outstanding interest of $111,009 (August 31, 2014: $91,727). The note is due on demand and bears interest at 10% per annum. Interest is payable annually on the anniversary date of the note. Effective February 27, 2014, 651,904 common share purchase warrants expiring February 27, 2014, were exercised by the President of the Company at $0.35, for settlement of cash advances of $228,167 (Note 12 b (a)). On August 30, 2014, the Company issued 1,628,700 units at $0.08 per unit as full settlement of a promissory note payable to the President of US$120,000 (Note 12 b (c) and Note 10 to the Consolidated Financial Statements).

As at August 31, 2015, the Company had a note payable to Core Energy Enterprises Inc. (“Core”) of $339,588 (US$249,250) (August 31, 2014: US$249,250). For the year ended August 31, 2015, the Company recorded interest on the promissory notes of $32,958 (August 31, 2014: $Nil). As at August 31, 2015, included in trade and other payables, is interest of $33,049 (August 31, 2014: $Nil). The note is due on demand and bears interest at 10% per annum. Interest is payable annually on the anniversary date of the note. During the year ended August 31, 2015, Zavala Inc. issued a note to Core in the amount US$279,053 and recorded interest on the note of $4,353 (Note 9 and Note 16 a, to the Consolidated Financial Statements). The President of the Company is a major shareholder, officer and a director of Core.

As at August 31, 2015, the Company had, loans payable of $196,998 to 1288131 Alberta Ltd. (August 31, 2014: $Nil). For the year ended August 31, 2015, the Company recorded interest on the loans payable of $15,619. At August 31, 2015, included in trade and other payables, is interest of $15,619 (August 31, 2014: $Nil). The loans are payable on demand and bear interest at 10% per annum. Colin McNeil a director of the Company is also an officer, director and shareholder of 1288131 Alberta Ltd., (Note 17 to the Consolidated Financial Statements).

As at August 31, 2015, the Company had shareholders’ loans payable of ($866,107) US$655,000. (August 31, 2014: US$655,000). For the year ended August 31, 2015 the Company recorded interest of $86,611 (August 31, 2014: $180,349) on the shareholders’ loans. As at August 31, 2015, the Company received notice that the shareholders loans were assigned and the Company has reclassified the amounts to loans payable. At August 31, 2015, included in trade and other payables, is interest of $86,848 (August 31, 2014: $269). The loans are payable on demand and bear interest at 10% per annum. Interest is payable annually on the anniversary date of the loans. On August 30, 2014, the Company issued 13,128,420 units at $0.08 per unit as full settlement of shareholder loans payable of US$529,250, $250,000 and interest payable of $225,614 (Note 12 b (c), Note 9 and Note17 to the Consolidated Financial Statements).

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NATURE OF BUSINESS AND GOING CONCERN

Eagleford Energy Corp. (“Eagleford” or the “Company”) was amalgamated under the Business Corporations Act (Ontario) on November 30, 2009. The principal activities of the Company consist of exploration, development and production of petroleum and natural gas properties. In addition, the Company holds a 0.3% net smelter return royalty on 8 mining claim blocks located in Red Lake, Ontario which is carried on the consolidated statement of financial position at nil.

The Company's registered office is 1 King Street West, Suite 1505, Toronto, Ontario, M5H 1A1.

The Company’s common shares trade on the Over-the-Counter Bulletin Board (OTCQB) under the symbol EGFDF.

The consolidated financial statements include the accounts of Eagleford, the legal parent, together with its wholly-owned subsidiary, 1354166 Alberta Ltd. (“1354166 Alberta”) a company operating in the province of Alberta, Eagleford Energy, Zavala Inc., (“Zavala Inc.”) a Nevada company and its wholly owned subsidiary EEZ Operating Inc. a Texas company (“EEZ Operating”) a Texas company incorporated May 12, 2015, until the date of disposition of Zavala Inc., on August 31, 2015 and Dyami Energy LLC (“Dyami”) which was dissolved effective April 3, 2014. These consolidated financial statements (the “Financial Statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business, as they come due for the foreseeable future. The Company is in the process of exploring and developing its oil and gas properties and has not yet realized profitable operations. The Company requires additional financing for its working capital and for the costs of exploration and development of its oil and gas properties.

Due to continuing operating losses, the Company's continuance as a going concern is dependent upon its ability to obtain adequate financing and to reach profitable levels of operation. The Company will continue to seek additional forms of debt or equity financing, or other means of funding its operations, however, there is no assurance that it will be successful in doing so or that funds will be available on terms acceptable to the Company or at all. The ability of the Company to arrange such financing in the future will depend in part upon the prevailing capital market conditions as well as the business performance of the Company.

The Company has accumulated significant losses and negative cash flows from operations in recent years which raise doubt as to the validity of the going concern assumption. The Company has a working capital deficiency of $3,233,160 (2014: $3,489,237) and an accumulated deficit of $18,023,164 (2013: $15,328,146). These material uncertainties may cast significant doubt upon the entity’s ability to continue as a going concern. Accordingly, the consolidated financial statements do not give effect to adjustments, if any that would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and liquidate its liabilities in other than the normal course of business and at amounts that may differ from those shown in the accompanying consolidated financial statements.

Basis of Preparation

Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Committee (“IFRAC”). The policies applied in these consolidated financial statements are based on IFRS issued and outstanding as of December 23, 2015, the date the Board of Directors approved the consolidated financial statements.

Basis of Measurement

The consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments measured at fair value.

Functional and Presentation Currency

The functional and presentation currency of the Company is the Canadian dollar. The functional currency of the Company’s wholly-owned Alberta subsidiary, 1354166 Alberta, a company operating in the province of Alberta, Canada, is Canadian dollars. The functional currency of the Company’s former wholly-owned Nevada subsidiary, Zavala Inc., and its’ wholly-owned subsidiary EEZ Operating, a Texas company incorporated May 12, 2015 was United States dollars. The Company’s former wholly-owned Texas subsidiary, Dyami functional currency was United States dollars.

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Use of Estimates and Judgements

The timely preparation of the consolidated financial statements in accordance with IFRS requires that management make estimates and assumptions and use judgment regarding the measured amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenue and expenses during the reporting period. Such estimates and judgments are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes may differ from these estimates.

The key sources of estimation uncertainty that have a significant risk of causing material adjustment to the amounts recognized in the consolidated financial statements are:

Valuation and Classification of Exploration and Evaluation Assets

The value of exploration and evaluation assets are dependent upon the discovery of economically recoverable reserves which in turn is dependent on future oil and natural gas prices, future capital expenditures and environmental and regulatory restrictions. The decision to transfer exploration and evaluation assets to property and equipment is based upon management’s determination of an area’s technical feasibility and commercial viability based on proved and/or probable reserve estimates.

Title to Oil and Gas Property Interests

Although the Company has taken steps to verify title to oil and gas properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

Stock Based Compensation

The Company measures the cost of equity-settled transactions to the relative fair value of the equity instruments at the date at which they are issued. Estimating relative fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the instrument. This estimate also requires determining and making assumptions about the most appropriate inputs to the valuation model including the expected life, volatility, discount rates and dividend yield.

Decommissioning Liabilities

Decommissioning liabilities consist of asset retirement obligations that are based, in part, on estimates of future costs to settle the obligation, in addition to estimates of the useful life of the underlying assets, the rate of inflation and the risk-free discount rate.

Fair Value of Financial Instruments

The estimated fair value of financial assets and liabilities, by their very nature, are subject to measurement uncertainty.

Assessment of Commercial Reserves

Management is required to assess the level of the Company’s commercial reserves together with the future expenditures to access those reserves, which are utilized in determining the depletion charge for the period, assessing whether any impairment charge is required against developed or undeveloped properties, and the determination of the deferred tax liability. By their nature, these estimates of discovered proved and probable crude oil and natural gas reserves, including the estimates of future prices, costs, related future cash flows and the selection of a pre-tax risked discount rate relevant to the asset in question are subject to measurement uncertainty.

The Company employs an independent reserves evaluator who periodically assesses the Company’s level of commercial reserves by reference to data sets including geological, geophysical and engineering data together with reports, presentation and financial information pertaining to the contractual and fiscal terms applicable to the Company’s assets. Significant judgment is involved when determining whether there have been any significant changes in the Company’s reserves.

Income taxes

Income taxes liability is estimated for the Company, including an assessment of temporary differences. Any temporary differences will generally result in the recognition of deferred tax assets and liabilities in the financial statements. Management’s judgment is required in the calculation of current and deferred taxes, as well as the likelihood of realization.

Provisions

Considerable judgment is used in measuring and recognizing provisions and the exposure to contingent liabilities. Judgment is necessary to determine the likelihood that a pending litigation or other claim will succeed, or a liability will arise and to quantify the possible range of the final settlement.

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Significant changes in the assumptions, including those with respect to future business plan and cash flows, could materially change the recorded carrying amounts.

Summary of Significant Accounting Policies

The accounting policies set out below have been applied consistently to all years presented in these consolidated financial statements and have been applied consistently by the Company and its subsidiaries.

Basis of Consolidation

Subsidiaries are entities controlled by the Company. Control exists when the Company is exposed to, or has rights to variable returns from its involvement with the entity and has the ability to affect these returns through its power over the entity. The financial statements of the subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Intercompany balances and transactions, and any unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the consolidated financial statements.

The consolidated financial statements include the accounts of Eagleford, the legal parent, together with its wholly-owned subsidiary, 1354166 Alberta a company operating in the province of Alberta, Zavala Inc. a Nevada company and its wholly owned subsidiary EEZ Operating a Texas company incorporated May 12, 2015, until the date of disposition of Zavala Inc., on August 31, 2015 and Dyami which was dissolved effective April 3, 2014.

Revenue Recognition

Revenue is recognized when there is persuasive evidence that an arrangement exits which is when a contract or sales order is signed by both parties, delivery has occurred, ownership has been transferred to the customer, price is fixed or determinable and ultimate collection is reasonably assured at the time of delivery.

Revenues from the production of oil and gas properties from 1354166 Alberta are recognized, on the basis of the Company’s working interest in those properties, when the significant risks and rewards of ownership of the product is transferred to the buyer, which is usually when legal title passes to an external party.

Foreign Currency

Items included in the consolidated financial statements of each of the Company’s wholly owned subsidiaries are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities not denominated in the functional currency of an entity are recognized in other comprehensive income.

Assets and liabilities of entities with functional currencies other than Canadian dollars are translated at the year- end rates of exchange, and the results of their operations are translated at average rates of exchange for the period. The resulting translation adjustments are included in the foreign currency translation reserve under other comprehensive income.

Loss per Share

The basic loss per share is calculated by dividing net loss by the weighted average number of common shares outstanding during the period. The diluted loss per share reflects the dilution that would occur if outstanding stock options and share purchase warrants were exercised or converted into common shares using the treasury stock method and are calculated by dividing net loss applicable to common shares by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued.

The inclusion of the Company’s stock options and share purchase warrants in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and are therefore excluded from the computation.

Discontinued Operations

A discontinued operation is a component of the Group's business that represents a separate major line of business or geographical area of operations that has been disposed of or is held for sale, or is a subsidiary acquired exclusively with a view to resale. Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier. When an operation is classified as a discontinued operation, the comparative statement of comprehensive income is re-presented as if the operation had been discontinued from the start of the comparative period. Effective August 31, 2015, the Company assigned all of its right, title and interest in Zavala Inc., as partial settlement of a secured convertible note payable and accordingly its operations have been treated as discontinued operations in the Company’s consolidated financial statements.

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Comprehensive Income (Loss)

Comprehensive income (loss) is the change in the Company’s net assets that results from transactions, events and circumstances from sources other than the Company’s shareholders and includes items that are not included in the consolidated statement of operations. The Company’s other comprehensive income (loss) is comprised of foreign currency translation reserve and available for-sale-assets.

Foreign currency translation is related to translation differences between the Company’s US dollar functional currency subsidiaries converted into Canadian dollars at the period end exchange rates, and their results of operations converted at average rates of exchange for the period.

Financial Instruments

Classification and Measurement

Financial instruments are measured at fair value on initial recognition of the instrument. Measurement in subsequent periods depends on whether the financial instrument has been classified as “fair value through profit and loss”, “loans and receivables”, “available-for-sale”, “held-to-maturity”, or “other financial liability” as defined by IAS 39, “Financial Instruments: Recognition and Measurement”.

Financial assets and financial liabilities at “fair value through profit or loss” are either classified as “held for trading” or “designated at fair value through profit or loss” and are measured at fair value with changes in fair value recognized in the statement of comprehensive income. Transaction costs are expensed when incurred. The Company has classified cash and derivative liabilities as “fair value through profit and loss”.

Financial instruments classified as “loans and receivables”, “held-to-maturity”, or “financial liabilities” are measured at amortized cost using the effective interest method of amortization. “Loans and receivables” are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. “Held-to-maturity” financial assets are non-derivative investments that an entity has the positive intention and ability to hold to maturity.

“Other financial liabilities measured at amortized cost” are those financial liabilities that are not designated as “fair value through profit or loss” and that are not derivatives. The Company has classified trade and other receivables as “loans and receivables” and trade and other payables, secured note payable, provisions and shareholders’ loans as “other financial liabilities”.

Financial assets classified as “available-for-sale” are measured at fair value, with changes in fair value recognized in other comprehensive income. Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. The Company has classified its marketable securities as “available for sale”.

Marketable Securities

At each financial reporting period, the Company estimates the fair value of investments which are available-for-sale, based on quoted closing bid prices at the consolidated statements of financial position date or the closing bid price on the last day the security traded if there were no trades at the consolidated statements of financial position date and such valuations are reflected in the consolidated financial statements. Adjustments to the fair value of the marketable securities at the financial position date are recorded to comprehensive income. The resulting values for unlisted securities whether of public or private issuers, may not be reflective of the proceeds that could be realized by the Company upon their disposition.

Derivative Financial Instruments

The Company’s derivative instruments consist of derivative liabilities in relation to its i) share purchase warrants; and ii) its secured convertible note payable.

In prior years the Company had issued share purchase warrants in conjunction with offerings for the purchase of common shares of the Company. These share purchase warrants were issued with an exercise price in US dollars, rather than Canadian dollars (the presentation and functional currency of the Company). Such share purchase warrants are considered to be derivative instruments and the Company is required to re-measure the fair value of these at each reporting date. The fair value of these share purchase warrants are re-measured at each statement of financial position date using the Black-Scholes option pricing model. Adjustments to the fair value of the share purchase warrants at the financial position date are recorded to the statement of operations.

The Company had a secured convertible note payable that had a conversion feature which may convert any unpaid principal and accrued interest into conversion units. A conversion unit was comprised of one (1) common share and one (1) common share purchase warrant entitling the holder to acquire a common share of the Company at a price equal to a 15% premium to the price of the common share acquired under the conversion unit. The price of the conversion unit was the lessor of a price equal to the 30-day rolling weighted average price of the Company as of the date of conversion, less 20% (as adjusted for any stock splits, combinations or similar events) or eight United States Cents (US$0.08) per share the “Conversion Unit”). The terms and features of the conversion met the definition of an embedded derivative. Since both components of the Conversion Unit (the common share component and warrant component) contain a variable exercise/conversion price, the Conversion Unit met the definition of a financial liability under IAS 32“Financial Instruments: Presentation”. As a result, the Conversion Unit was a derivative liability that required fair value measurement each period. The Company had selected the Binomial Lattice model to fair value the warrant component of the conversion unit and the Monte Carlo Simulations process for the common share component of the conversion unit.

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Exploration and Evaluation Assets (“E&E”)

Pre-acquisition expenditures on oil and gas assets are recognized as an expense in the consolidated statements of operations when incurred. In accordance with IFRS 6, exploration and evaluation costs are capitalized within intangible assets until the success or otherwise of the well or project has been established and subject to an impairment review. The costs of unsuccessful wells in an area are written off to the statement of operations.

Exploration and evaluation costs, including the costs of acquiring licenses and directly attributable general and administrative costs, initially are capitalized either as tangible or intangible E&E assets according to the nature of the assets acquired. The costs are accumulated in cost centers by well, field or exploration area pending determination of technical feasibility and commercial viability.

When E&E assets are determined to be technically feasible and commercially viable, the accumulated costs are transferred to property and equipment. When E&E assets are determined not to be technically feasible and commercially viable or the Company decides not to continue with its activity, the unrecoverable costs are charged to the statement of operations as exploration and evaluation expense.

E&E assets are assessed for impairment in any circumstances where sufficient data exists to determine technical feasibility and commercial viability, and facts and circumstances suggest that the carrying amount exceeds the recoverable amount. For purposes of impairment testing, E&E assets are allocated to cash-generating units (“CGUs”).

Development and Production Costs

Items of property and equipment, which include petroleum and natural gas development and production assets, are measured at cost less accumulated depletion and depreciation and accumulated impairment losses. Development and production assets are grouped into CGUs for impairment testing.

When significant parts of an item of property and equipment, including petroleum and natural gas interests, have different useful lives, they are accounted for as separate items (major components).

Gains and losses on disposal of an item of property and equipment, including petroleum and natural gas interests, are determined by comparing the proceeds from disposal with the carrying amount of property and equipment and are recognized in profit or loss.

Subsequent Costs

Costs incurred subsequent to the determination of technical feasibility and commercial viability and the costs of replacing parts of property and equipment are recognized as exploration and evaluation assets only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures are recognized in profit or loss as incurred. Such capitalized exploration and evaluation assets generally represent costs incurred in developing proved and/or probable reserves and bringing in or enhancing production from such reserves, and are accumulated on a field or geotechnical area basis. The carrying amount of any replaced or sold component is derecognized. The costs of the day-to-day servicing of property and equipment are recognized in profit or loss as incurred.

Joint Oil and Gas Activities

All of the Company's oil and gas activities are conducted jointly with others. The Company's accounts reflect only the Company's share of assets, liabilities, revenue and expenses in the joint operations. For interests in joint operations, the Company’s share of the jointly controlled assets are classified according to the nature of the assets, the Company’s share of any liabilities incurred jointly with the other parties, and the Company’s share of any income and expenses incurred jointly with the partners are recognized in the consolidated financial statements.

Depletion and Depreciation

The net carrying value of development or production assets is depleted using the units-of-production method by reference to the ratio of production in the period to the related proved plus probable reserves, taking into account estimated future development costs necessary to bring those reserves into production. Future development costs are estimated taking into account the level of development required to produce the reserves. These estimates are reviewed by independent reserve engineers at least annually for developed properties.

Proved and probable reserves are estimated using independent reserve engineer reports for developed properties only and represent the estimated quantities of crude oil, natural gas and natural gas liquids which geological, geophysical and engineering data demonstrate with a specified degree of certainty to be recoverable in future years from known reservoirs and which are considered commercially producible.

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Reserves may be considered commercially producible if management has the intention of developing and producing them and such intention is based upon:

•	a reasonable assessment of the future economic benefit of such production;
•	a reasonable expectation that there is a market for all or substantially all the expected oil and natural gas production; and
•	evidence that the necessary production, transmission and transportation facilities are available or can be made available.

Reserves may only be considered proved and probable if they are supported by either actual production or conclusive formation tests. The area of reservoir considered proved includes: (a) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any, or both; and (b) the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geophysical, geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of oil and natural gas controls the lower proved limit of the reservoir.

Depreciation methods, useful lives and residual values are reviewed at each reporting date.

Impairment

Financial Assets

A financial asset is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate.

Individually significant financial assets are tested for impairment on an individual basis. Remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

All impairment losses are recognized in the profit or loss.

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. For financial assets measured at amortized cost the reversal is recognized in profit or loss.

Non-financial Assets

The carrying amounts of the Company’s non-financial assets, other than E&E assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the asset’s recoverable amount is estimated. E&E assets are assessed for impairment when they are reclassified to property and equipment as petroleum and natural gas interests, and also if facts and circumstances suggest that their carrying amount exceeds the recoverable amount.

For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generate cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit” or “CGU”). The recoverable amount of an asset or a CGU is the greater of its value in use and its fair value less costs to sell.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Value in use is generally computed by reference to the present value of the future cash flows expected to be derived from production of proved and probable reserves.

E&E assets are allocated to related CGUs when they are assessed for impairment, both at the time of any triggering facts and circumstances as well as upon their eventual reclassification to producing assets (petroleum and natural gas interests in property and equipment).

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amounts of the other assets in the unit (group of units) on a pro rata basis.

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In respect of assets other than goodwill, impairment losses recognized in prior years are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depletion and depreciation or amortization, if no impairment loss had been recognized.

Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. Provisions are not recognized for future operating losses.

Decommissioning Obligations

The Company’s activities give rise to dismantling, decommissioning and site disturbance remediation activities. Provision is made for the estimated cost of site restoration and capitalized in the relevant asset category.

Decommissioning obligations are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the period-end date. Subsequent to initial measurement, the obligation is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The increase in the provision due to the passage of time is recognized as finance costs whereas increases/decreases due to changes in the estimated future cash flows and changes to discount rate are capitalized. Actual costs incurred upon settlement of the decommissioning obligations are charged against the provision to the extent the provision was established.

Borrowing Costs

Borrowing costs incurred for the construction of qualifying assets are capitalized during the period of time that is required to complete and prepare the assets for their intended use or sale. All other borrowing costs are recognized in profit or loss using the effective interest method. Interest income is recognized as it accrues in profit or loss, using the effective interest method.

Taxes

Tax expense comprises current and deferred tax. Tax is recognized in the consolidated statements of operations except to the extent it relates to items recognized in other comprehensive income or directly in equity.

Current Income Tax

Current tax expense is based on the results for the year as adjusted for items that are not taxable or not deductible. Current tax is calculated using tax rates and laws that were enacted or substantively enacted at the end of the reporting period. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. Provisions are established where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred Tax

Deferred tax assets and liabilities are recognized for the future income tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and asset and they relate to the income taxes levied by the same authority on the same taxable entity, or on different tax entities where these entities intend to settle current tax liabilities and asset on a net basis or their tax assets and liabilities will be realized simultaneously.

Deferred tax assets and liabilities are not recognized in respect of temporary differences that arise on initial recognition of assets and liabilities acquired other than in a business combination.

Share-Based Compensation

The Company has a share-based compensation plan that grants stock options to employees and non-employees. This plan is an equity settled plan. The Company uses the fair value method for accounting for share-based awards to employees and non-employees.

The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Company’s estimate of equity instruments that will eventually vest. At the end of each reporting period, the Company revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to contributed surplus.

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Equity-settled share-based payment transactions with parties other than employees are measured at the fair value of the goods or services received, except where that fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the Company obtains the goods or the counterparty renders the service.

Warrants

When the Company issues units comprising common shares and warrants, the Company follows the relative fair value method of accounting for warrants attached to and issued with common shares of the Company. Under this method, the fair value of warrants issued is estimated using the Black-Scholes option price model. The fair value is then related to the total of the net proceeds received on issuance of the common shares and the fair value of the warrants issued therewith. The resultant relative fair value is allocated to warrants from the net proceeds and the balance of the net proceeds is allocated to the common shares issued.

Recent Accounting Pronouncements and Recent Adopted Accounting Standards

Recent Issued Accounting Pronouncements

The following standards, amendments and interpretations, which may be relevant to the Company have been introduced or revised by the IASB:

(i) In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers, which supersedes IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, and IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers, and SIC 31 Revenue – Barter Transactions Involving Advertising Services. IFRS 15 establishes a comprehensive five-step framework for the timing and measurement of revenue recognition. The Company intends to adopt IFRS 15 effective September 1, 2018.The Company does not expect the amendment to have a material impact on the consolidated financial statements.

(ii) On July 24, 2014, the IASB issued the complete IFRS 9 (IFRS 9 (2014). In November 2009, the IASB issued the first version of IFRS 9, Financial Instruments (IFRS 9 (2009) and subsequently issued various amendments in October 2010, (IFRS 9 Financial Instruments (2010) and November 2013 (IFRS 9 Financial Instruments (2013). The mandatory effective date of IFRS 9 is for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions. Early adoption is permitted. The restatement of prior periods is not required and is only permitted if information is available without the use of hindsight. The Company does not intend to adopt the new standard prior to its effective date and has not yet determined the impact of this new standard on the consolidated financial statements.

Recent Adopted Accounting Standards

The following standards, amendments and interpretations have been adopted by the Company as of September 1, 2014. There were no material impacts on the consolidated financial statements as a result of the adoption of these standards, amendments and interpretations: (i) IFRIC 21 Levies.

SHARE CAPITAL AND RESERVES

The Company filed Articles of Amendment effective August 25, 2014 consolidating the common shares of Eagleford Energy Inc., on the basis of one (1) common share for every ten (10) common shares and changing its name to Eagleford Energy Corp. The stock consolidation has been applied retrospectively for all periods presented.

a)	Share Capital

Authorized:

Unlimited number of common shares at no par value

Unlimited non-participating, non-dividend paying, voting redeemable preference shares

Issued:

The following table sets out the changes in common shares during the respective periods:

Common Shares	Number*	Amount
Balance August 31, 2013	12,262,517	$7,050,350
Warrants exercised (Note 12 b (a))	651,904	306,405
Debt settlement (Note 12 b (c))	14,757,120	1,715,426
Balance August 31, 2014	27,671,541	9,072,181
Common shares issuable upon the settlement of secured convertible note (Note 9)**	10,000,000	925,611
Balance August 31, 2015	37,671,541	$9,997,792

* Reflects the August 25, 2014 one-for-ten stock consolidation

**Common shares issuable upon the settlement of the secured convertible note subsequent to August 31, 2015 (Note 9)

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b)	Share Purchase Warrants

The following table sets out the changes in warrants during the respective periods:

	August 31, 2015		August 31, 2014
Warrants	Number of Warrants*	Weighted Average Price*	Number of Warrants*	Weighted Average Price*
Outstanding, beginning of period	9,293,560	$0.18	4,020,095	$0.40
Warrants exercised (Note 12 b (a))			(651,904)	$0.35
Warrants expired (Note 12 b (d) and (b))	(1,915,000)	$0.50	(1,453,191)	$0.35
Warrants issued (Note 12 (c))			7,378,560	$0.10
Balance, end of period	7,378,560	$0.10	9,293,560	$0.18

* Reflects the August 25, 2014 one-for-ten stock consolidation

(a)          Effective February 27, 2014, 651,904 common share purchase warrants were exercised at $0.35 expiring February 27, 2014 for settlement of cash advances of $228,167. The amount allocated to warrants based on relative fair value using the Black-Scholes option pricing model was $78,238 (see Note 8 to the Consolidated Financial Statements).

(b)          On February 5, 2014, 200,000 common share purchase warrants exercisable at $0.35 expired. The amount allocated to warrants based on relative fair value using the Black-Scholes option pricing model was $24,000 with a corresponding increase to contributed surplus. On February 25, 2014, 80,052 common share purchase warrants exercisable at $0.35 expired. The amount allocated to warrants based on relative fair value using the Black-Scholes option pricing model was $9,606 with a corresponding increase to contributed surplus. On February 27, 2014, 1,173,139 common share purchase warrants exercisable at $0.35 expired. The amount allocated to warrants based on relative fair value using the Black-Scholes option pricing model was $140,793 with a corresponding increase to contributed surplus.

(c)          Effective August 30, 2014, the Company converted shareholders’ loans and interest due in the aggregate amount of $1,180,570 through the issuance of a total of 14,757,120 units in the capital of the Company at a price of $0.08 per unit. Each unit is comprised of one (1) common share and one half of one (1/2) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of CDN$0.10 until August 30, 2017.The fair value of the units ($2,516,505) was allocated to common shares $1,715,426 and warrants $801,079 based on their relative fair values and $1,335,935 was recorded as a loss on settlement of debt in the consolidated statement of operations and comprehensive loss. The warrant component was valued using a Binomial Lattice model whereas the fair value of the common share component was based on the current market value of the company’s stock (see Note 9 and 10 to the Consolidated Financial Statements).

(d)          On January 24, 2015, 600,000 common share purchase warrants exercisable at $0.50 expired. The amount allocated to warrants based on relative fair value using the Black-Scholes option pricing model was $507,038 with a corresponding increase to contributed surplus. On February 17, 2015, 1,315,000 common share purchase warrants exercisable at $0.50 expired. The amount allocated to warrants based on relative fair value using the Black-Scholes option pricing model was $662,851 with a corresponding increase to contributed surplus.

(e)          Effective August 31, 2015, the Company entered into a Settlement and Exercise of Security Agreement to extinguish a secured convertible note payable in the amount of $1,608,149 plus interest of $154,179 for a total of $1,762,328. As partial consideration of the settlement the Company agreed to shares of common stock of the Company with a fair value of $925,611 (Note 9 to the Consolidated Financial Statements).

The following table summarizes the outstanding warrants as at August 31, 2015 and 2014, respectively:

Number of Warrants*	Exercise Price*	Expiry Date	Weighted Average Remaining Life (Years)	Warrant Value ($)
7,378,560	$0.10	August 30, 2017	2.00	801,079

* Reflects the August 25, 2014 one-for-ten stock consolidation

Number of Warrants*	Exercise Price*	Expiry Date	Weighted Average Remaining Life (Years)	Warrant Value ($)
600,000	$0.50	January 24, 2015	0.40	$507,038
1,315,000	$0.50	February 17, 2015	0.47	662,851
7,378,560	$0.10	August 30, 2017	3.00	801,079
9,293,560	$0.50		2.47	$1,970,968

* Reflects the August 25, 2014 one-for-ten stock consolidation

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c)	Weighted Average Shares Outstanding

The following table summarizes the weighted average shares outstanding:

	August 31, 2015	August 31, 2014 (*)
Weighted Average Shares Outstanding, basic	27,698,938	12,675,329
Weighted Average Shares Outstanding, diluted	37,555,135	12,675,329

* Reflects the August 25, 2014 one-for-ten stock consolidation

The effects of any potential dilutive instruments on loss per share are anti-dilutive and therefore have been excluded from the calculation of diluted loss per share.

d)	Share Purchase Options

The Company has a stock option plan to provide incentives for directors, officers, employees and consultants of the Company. The maximum number of shares, which may be set aside for issuance under the stock option plan, is 20% of the issued and outstanding common shares of the Company on a rolling basis.

The following table is a summary of the status of the Company’s stock options and changes during the period:

	Number	Weighted Average
	of Options*	Exercise Price
Balance, August 31, 2014 and 2013	105,000	$1.64
Granted	1,000,000	0.12
Expired	(5,000)	(1.64)
Balance, August 31, 2015	1,100,000	$0.25

* Reflects the August 25, 2014 one-for-ten stock consolidation

The following table is a summary of the Company's stock options outstanding and exercisable as at August 31, 2015 and 2014, respectively:

Options Outstanding				Options Exercisable
Exercise Price	Number of Options*	Weighted Average Exercise Price	Weighted Average Remaining Life (Years) (1)	Number of Options*	Weighted Average Exercise Price
$1.60	100,000	$1.60	1.50	100,000	$1.60
$0.12	1,000,000	$0.12	4.20	1,000,000	$0.12
	1,100,000	$0.25	3.95	1,100,000	$0.25

* Reflects the August 25, 2014 one-for-ten stock consolidation

Options Outstanding				Options Exercisable
Exercise Price	Number of Options*	Weighted Average Exercise Price	Weighted Average Remaining Life (Years) (1)	Number of Options*	Weighted Average Exercise Price
$1.60	100,000	$1.60	2.50	1,00,000	$1.60
$2.50	5,000	$2.50	0.16	5,000	$2.50
	105,000	$1.64	2.39	105,000	$1.64

* Reflects the August 25, 2014 one-for-ten stock consolidation

Stock Based Compensation

On November 12, 2014, the Company granted options to purchase 750,000 common shares to directors. These options are exercisable at $0.12 per share, vest immediately and expire on November 11, 2019. The Company recorded non-cash stock based compensation expense of $84,520.

Stock Based Compensation – Non Employees

On November 12, 2014, the Company granted options to purchase 250,000 common shares to a consultant of the Company. These options are exercisable at $0.12 per share, vest immediately and expire on November 11, 2019. The Company recorded non-cash stock based compensation expense of $28,173.

The fair value of the stock options granted were estimated on the date of the grant using the Black Scholes option pricing model with the following weighted average assumptions used.

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November 12, 2014
Weighted average fair value per option	$0.11
Weighted average risk free interest rate	1.54%
Forfeiture rate	0%
Weighted average expected volatility	287.49%
Expected life (years)	5
Dividend yield	Nil

e)	Contributed Surplus

Contributed surplus transactions for the respective periods are as follows:

Amount
Balance, August 31, 2013	$506,200
Warrants expired (Note 12 b to the Consolidated Financial Statements)	174,399
Derivative warrants expired (Note 10 to the Consolidated Financial Statements)	709,299
Balance, August 31, 2014	1,389,898
Stock options expired (Note 12 d to the Consolidated Financial Statements)	11,112
Warrants expired (Note 12 b to the Consolidated Financial Statements)	1,169,889
Derivative warrants expired Note 10 to the Consolidated Financial Statements)	1,258,206
Balance, August 31, 2015	$3,829,105

SUBSEQUENT EVENTS

On August 13, 2015, the Company filed a petition against Stratex in the District Court of Harris County, Texas seeking breach of the settlement agreement dated March 31, 2015, for monies owed under the settlement agreement and unpaid production revenue of approximately US$44,000 in the aggregate plus damages. On December 4, 2015, the Company obtained a judgment against Stratex in the amount of $62,069.

On September 25, 2015, 112,490 and 17,998 derivative warrants exercisable at US$5.00 and US$2.50, respectively expired and the fair value measured using the Black-Scholes option pricing model of $281,210 was recorded as an increase to contributed surplus.

On December 22, 2015, the Company issued 5,000,000 common shares in the capital of the Company at a price of $0.01 per share for gross proceeds of $50,000.

On December 22, 2015, the Company issued a total of 103,299,838 units at CDN $0.01 in the capital of the Company pursuant to the anti-dilution clause of the August 30, 2014 debt settlement agreements of $1,180,570. Each unit is comprised of one (1) common share and one half of one (1/2) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of CDN$0.10 until August 30, 2017. The fair value of the units $7,882,072 was allocated to common shares $4,542,981 and warrants $3,339,091 based on their relative fair values and $7,882,072 was recorded as a loss on settlement of debt.

On December 22, 2015, the Company issued a total of 95,431,100 common shares in the capital of the Company at a price of US$0.01 per share upon the conversion of debt in the aggregate amount of $1,274,291 (US$954,311). The amount allocated to common shares based on fair value was $6,371,457 and $5,097,166 was recorded as a loss on settlement of debt.

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